Exhibit 99.1

TransAlta Corporation Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular Annual and Special Meeting April 22, 2016

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Table of Contents

INVITATION TO SHAREHOLDERS		1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS		2
GENERAL INFORMATION		3
ABOUT OUR SHAREHOLDER MEETING		4
HOW TO VOTE		6
Registered Shareholder		6
Beneficial Shareholder		7
BUSINESS OF THE MEETING		9
1.	Election of Directors	9
2.	Financial Statements	22
3.	Appointment of Auditors	22
4.	Shareholder Rights Plan	23
5.	Advisory Vote on Executive Compensation	27
GOVERNANCE		28
Our Governance Practices		28
Our Ethical Commitment		28
The Board’s Mandate		30
Board Characteristics		32
The Board Expertise		33
The Board Effectiveness		35
Report of the Audit and Risk Committee		37
Report of the Governance and Environment Committee		39
Report of the Human Resources Committee		41
COMPENSATION		43
Report on Director Compensation		43
Report on Executive Compensation		47
Compensation Discussion and Analysis		51
Our Compensation Strategy		52
Our Fixed Compensation Program		54
Shareholder Alignment		57
Annual Compensation Risk Review Process		59
Performance Analysis		60
Pay Decisions of the HRC and the Board		62
2015 CEO Pay for Performance Analysis		63
2015 NEO Annual Compensation Analysis		64
APPENDIX “A” CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE		A-1
New York Stock Exchange – Significant Differences in Corporate Governance Practices		A-2
APPENDIX “B” GENERAL GOVERNANCE GUIDELINES FOR THE BOARD		B-1

This document contains important information for Shareholders.  Your participation is very important.  Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

TransAlta Corporation 2016 Management Proxy Circular

A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time, we make written or oral forward looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications.  All forward looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience, results and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology.  These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Management Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, compensation components and strategy, ongoing objectives, strategies and outlook for 2016 and subsequent periods.  By their nature, these statements are not guarantees of our future performance and actions and are subject to risks, uncertainties and other important factors that could cause our actual performance and actions to be materially different from the forward looking statements.  Factors that may adversely impact our forward looking statements include risks relating to: fluctuations in market prices; availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; our ability to conduct the repair and maintenance to our facilities, either directly or through a third party, in a timely and cost efficient manner; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, including solar, water or wind resources required to operate our facilities; natural or man-made disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing and our ability to obtain such financing at competitive rates; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal proceedings involving the Company, including the Keephills 1 arbitration; reliance on key personnel; labour relations matters; and development projects and acquisitions.  Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than we have described or might not occur at all.

INVITATION TO SHAREHOLDERS

March 10, 2016

Dear Fellow Shareholders,

On behalf of TransAlta Corporation’s board of directors and management, you are cordially invited to attend our 2016 Annual and Special Meeting of Shareholders (the “Meeting”), which will take place on Friday, April 22, 2016 at 10:00 a.m. (local time) in the Spectrum Ballroom at Hotel Arts, located at 119 - 12th Avenue SW, in Calgary, Alberta.  At the Meeting, you will have the opportunity to hear about our performance in 2015 and management’s plans going forward.  You will also be introduced to our Board of Directors and management and will have the opportunity to ask questions following the presentation.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular.  The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to executive compensation as well as information on our governance practices.  Please take the time to review this Management Proxy Circular and provide your vote on the business items to be considered at the Meeting.  Your vote and participation are very important.

If you are unable to attend the Meeting in person, you can vote by telephone, via the internet or by completing and returning the enclosed form of proxy.  Please refer to the “How to Vote” section of the Management Proxy Circular for more information.

The Meeting will also be webcast at www.transalta.com/powering-investors/events-and-presentations.  We encourage you to visit our website at any time before the Meeting as it provides information about our company.

We look forward to seeing you at the Meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn L. Farrell President and Chief Executive Officer

NOTICE

In March 2015, we asked all registered Shareholders to advise us in writing if they did not wish to receive the 2015 Annual Report and asked all beneficial Shareholders to advise us in writing if they did wish to receive the 2015 Annual Report, when it became available in March 2016.  If you are a registered Shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial Shareholder who did not reply to the inquiry, you will not receive the Annual Report.

Our 2015 Annual Report is available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Anyone wishing to receive a paper copy may obtain one free of charge by contacting TransAlta’s registrar and transfer agent, CST Trust Company, or by contacting our Investor Relations Department by phone at 403.267.2520 or toll free at 1.800.387.3598 or email at investor_relations@transalta.com.

CST Trust Company P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 Telephone: 1.800.387.0825 Online: www.canstockta.com

1	TransAlta Corporation 2016 Management Proxy Circular

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (the “Company”) will be held on Friday, April 22, 2016 at 10:00 a.m. (local time) in the Spectrum Ballroom at Hotel Arts, 119 - 12th Avenue SW, in Calgary, Alberta to:

1.           elect nine directors of the Company for the coming year;

2.           receive the audited consolidated financial statements of the Company for the year ended December 31, 2015, and the auditor’s report thereon;

3.           appoint the auditors and authorize the directors to fix their remuneration;

4.          consider and, if deemed advisable, pass, with or without variation, an ordinary resolution (the full text of which is reproduced starting on page 26 of the accompanying Management Proxy Circular) continuing, ratifying, confirming and approving the Company’s Shareholder Rights Plan;

5.           consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described in the accompanying Management Proxy Circular; and

6.           transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular and the form of proxy accompany this Notice.

By order of the Board of Directors of TransAlta Corporation
John Kousinioris Chief Legal and Compliance Officer and Corporate Secretary Calgary, Alberta March 10, 2016

Only Shareholders of record at the close of business on March 7, 2016 are entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.  The form of proxy must be returned to TransAlta Corporation’s registrar and transfer agent, CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment or postponement thereof.  Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in this Management Proxy Circular and the accompanying form of proxy.  Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

TransAlta Corporation 2016 Management Proxy Circular	2

GENERAL INFORMATION

This Management Proxy Circular (“Proxy Circular”) is dated March 10, 2016, and is furnished to holders of our common shares (“Shareholders”) in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company, or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 7, 2016, the record date set for the Meeting, you owned TransAlta common shares.  As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy.  If you are unable to attend the Meeting, you can listen to the webcast on our website at www.transalta.com/powering-investors/events-and-presentations.

Solicitation will be made primarily by mail and the cost will be borne by the Company.  TransAlta has engaged Kingsdale Shareholder Services (“Kingsdale”) as proxy solicitation agent and will pay fees of approximately $54,500 to Kingsdale for the proxy solicitation service in addition to certain out-of-pocket expenses.  TransAlta may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.  If you have any questions or require more information about voting your TransAlta common shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleshareholder.com.

Unless stated otherwise, the information in this Proxy Circular is as of March 10, 2016, and all dollar amounts are expressed in Canadian dollars.

3	TransAlta Corporation 2016 Management Proxy Circular

ABOUT OUR SHAREHOLDER MEETING

Who can Vote at the Meeting

If you held common shares at the close of business on March 7, 2016, you are entitled to attend the Meeting or any adjournment or postponement thereof, and vote your common shares.  Each TransAlta common share represents one vote.

At the close of business on March 9, 2016, there were 287,903,467 common shares outstanding.  Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding shares entitled to be voted at the Meeting.

We also have 12,000,000 Series A preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares and 6,600,000 Series G preferred shares issued and outstanding.  Our preferred shares trade under the symbols TA.PR.D, TA.PR.F, TA.PR.H, and TA.PR.J respectively, on the TSX.  The holders of our preferred shares do not have voting rights at this Meeting.

Principal Shareholders

To the knowledge of our directors and officers, no person or company beneficially owns (directly or indirectly), controls (directly or indirectly) or directs more than 10% of our common shares.

Mailing and Availability of Proxy Circular and Annual Report

This Proxy Circular is being mailed (either physically or electronically) to all Shareholders.  Our Annual Report is being mailed to registered Shareholders, except those who asked not to receive it, and to beneficial Shareholders who requested a copy.

If you are a registered Shareholder and you (i) do not wish to receive our Annual Report next year; or (ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package.

If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents as requested.  You will be asked again this year whether or not you wish to receive these documents for 2016.  If you would like to receive these documents, please fill out and return the Beneficial Shareholder Form included in this package.

You will find additional information regarding our business in our annual information form as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2015.  Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you prefer to receive a paper copy of our documents, free of charge, you may request them from:

Investor Relations
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

1.800.387.3598 (toll-free) North America
403.267.2520 Calgary / outside North America
investor_relations@transalta.com

CST Trust Company P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 1.800.387.0825 (toll-free) North America 416.682.3860 Toronto / outside North America inquiries@canstockta.com

TransAlta Corporation 2016 Management Proxy Circular	4

Communicating with the Board

Our Board values open dialogue and welcomes advice from our Shareholders.  Our Board also encourages Shareholder participation at our annual meeting.  Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address, noting that it is to be directed to the Board:

Chief Legal and Compliance Officer and Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

Reporting Concerns

The Board, through the oversight of the Audit and Risk Committee (“ARC”), has established several options for employees, contractors, Shareholders, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board.  The ARC may be contacted by:

•                  Webpage (internet portal) at http://transalta.ethicspoint.com; or

•                  Confidential email to the Ethics Help-Line at TA_Ethics_Helpline@transalta.com; or

•                  A confidential, anonymous voice mail on TransAlta Ethics Help-Line at 1-855-374-3801 (U.S./Canada) and
1-800-339276 (Australia); or

•                  Mail addressed to:

Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the ARC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1

Shareholder Proposals

The final date by which the Company must receive Shareholder proposals for the annual meeting of Shareholders of TransAlta to be held in 2017 is December 10, 2016.  All proposals shall be sent by registered mail to:

TransAlta Corporation
Attention:  Chief Legal and Compliance Officer and Corporate Secretary
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta  T2P 2M1

5	TransAlta Corporation 2016 Management Proxy Circular

HOW TO VOTE

REGISTERED SHAREHOLDER

You are a registered Shareholder if you hold your shares in your name and you have a share certificate.  As a registered Shareholder, you may:

Option 1.                                       Attend the Meeting and vote in Person

If you wish to attend the Meeting and vote in person, do not complete or return the form of proxy (the “Proxy”).  Upon your arrival at the Meeting, please register with our registrar and transfer Agent, CST Trust Company.

You are welcome to attend the Meeting even if you have already submitted your voting instructions; however, you will not be able to vote again at the Meeting, unless you revoke your Proxy.  Please refer to the “Changing Your Vote” section of the Proxy Circular.

Option 2.                                       Appoint a Proxyholder

By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Please note that you can appoint anyone to be your proxyholder.  This person does not need to be a Shareholder of TransAlta or the TransAlta representative named in the Proxy.  To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided.  Please indicate the way you wish to vote on each item of business.  Your proxyholder must vote your shares in accordance with your instructions at the Meeting.  If your proxyholder does not attend the Meeting, your shares will not be voted.  Your proxyholder will be required to register with our Registrar and Transfer Agent upon arrival at the Meeting.

If you returned your signed Proxy and did not appoint anyone to be your proxyholder, Dawn L. Farrell, President and Chief Executive Officer, and Gordon D. Giffin, Chair of the Board, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint Dawn L. Farrell and Gordon D. Giffin as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•                                          FOR electing each nominated director;

•                                          FOR re-appointing the auditors;

•                                          FOR continuing, ratifying, confirming and approving the Company’s Shareholder Rights Plan; and

•                                          FOR the non-binding advisory vote on our approach to executive compensation.

Option 3.                                       Vote by Proxy

If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail

•     complete, date and sign the Proxy in accordance with the instructions included on the Proxy;

•     return the completed Proxy in the envelope provided to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

By Telephone

•     call 1-888-489-7352 from a touch-tone phone and follow the voice instructions;

•     refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner;

•     convey your voting instructions by use of touch-tone selections over the telephone.

By Internet

•     access the website www.cstvotemyproxy.com and follow the instructions;

•     refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy;

•     convey your voting instructions electronically over the internet.

TransAlta Corporation 2016 Management Proxy Circular	6

Please note that your voting instructions must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment or postponement of the Meeting.  The time limit for the deposit of Proxies may be waived by the Chair of the Meeting at his or her discretion without notice.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received before 10:00 a.m. (Calgary time) on April 20, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•     submitting a new Proxy that is dated later than the Proxy previously submitted and mailing it to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or

•     voting again by telephone or internet.

You can revoke a vote you made by Proxy by voting in person at the Meeting, provided you:

•     submit by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to 110 – 12th Avenue SW, Calgary, Alberta, T2P 2M1, Attention: Chief Legal and Compliance Officer and Corporate Secretary.  Your notice of revocation must be received before the close of business (Calgary time) on April 20, 2016, or in the case of any adjournment or postponement, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•     give a written notice of revocation executed by you or by your attorney to the Chair of the Meeting prior to the start of the Meeting, or any adjournment or postponement thereof.

BENEFICIAL SHAREHOLDER

You are a beneficial Shareholder if your shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”).  As the beneficial Shareholder, you may:

Option 1.                                       Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the request for voting instructions form provided by your Intermediary.

Option 2.                                       Vote in person

If you wish to vote in person at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the request for voting instructions form.  Do not complete the voting section on the request for voting instructions form as your vote will be taken at the Meeting and return the request for voting instructions form to your Intermediary in the envelope provided.

Please note that if you are a U.S. beneficial Shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your request for voting instructions form to obtain a legal proxy.  Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, CST Trust Company, prior to the proxy deposit date in order to vote your shares in person.

Option 3.                                       Vote by telephone or the internet

If you wish to vote by telephone or the internet, follow the instructions for telephone and internet voting on the request for voting instructions form.

7	TransAlta Corporation 2016 Management Proxy Circular

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow.

Voting Results

Your vote is confidential. CST Trust Company, our registrar and transfer agent, counts the votes and will only show us a Proxy if it is required by law, there is a proxy contest, or a Shareholder has written comments on the Proxy that are clearly intended for TransAlta’s management.

Questions? Contact our registrar and transfer agent CST Trust Company 1.800.387.0825 www.canstockta.com

TransAlta Corporation 2016 Management Proxy Circular	8

BUSINESS OF THE MEETING

There are five items of business:

1.                                     ELECTION OF DIRECTORS

TransAlta’s Articles of Incorporation allow the Company to have not less than three and not more than 19 directors.  Our Board considers annually the number of directors required in order to provide for effective decision making, staffing of Board committees and to address succession planning requirements.

Nine directors have been nominated and are standing for election to the Board.  Each director elected will serve until the next annual meeting of Shareholders or until his or her successor is elected or appointed.  A skills and expertise matrix outlining the combined skills and experience of our director nominees is included on page 21 of this Proxy Circular.

Our Policy on Majority Voting

The Company’s majority voting policy provides that in an uncontested election of directors at an annual meeting of Shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  If for any reason the Board does not accept the resignation, it will promptly disclose its decision, including the reason for not accepting the resignation, in a press release.  See Appendix “B” to this Management Proxy Circular for further details surrounding our policy on majority voting.

Nominees

William D. Anderson has determined to retire from the Board and will not stand for re-election.  Management and the Board acknowledge with gratitude the valuable contributions of Mr. Anderson during his tenure on the Board.  By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at nine.  The nine directors being nominated for election in 2016 are listed below.  Each director has agreed to serve as a director if elected.

(i) John P. Dielwart	(vi) P. Thomas Jenkins
(ii) Timothy W. Faithfull	(vii) Yakout Mansour
(iii) Dawn L. Farrell	(viii) Georgia R. Nelson
(iv) Alan J. Fohrer	(ix) Beverlee F. Park
(v) Gordon D. Giffin

The biographies of our nine nominees for election to the Board are listed in the following section.

9	TransAlta Corporation 2016 Management Proxy Circular

JOHN P. DIELWART(1)
Age: 63 Alberta, Canada Director Since: 2014 Expected Retirement: 2024 Independent Areas of Expertise -Engineering and Technical -Oil and Gas -Strategy and Development

Corporate Director.  Mr. Dielwart was formerly Chief Executive Officer of ARC Resources Ltd., which owns and operates oil and gas properties in Western Canada.  He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a company with a market capitalization of approximately $10 billion.

After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. (“ARC Financial”) as Vice-Chairman.  ARC Financial is Canada’s leading energy-focused private equity manager. Mr. Dielwart provides leadership support for the executive team in the areas of internal governance and investment decision-making. With his extensive background in creating, building and leading one of Canada’s most successful oil and gas companies, mentorship of ARC Financial employees as well as management of ARC Financial’s investee companies is a primary responsibility. He is a member of ARC Financial’s Investment and Strategy committees, and currently represents ARC Financial on the board of Modern Resources Ltd. and Aspenleaf Energy Limited.

Prior to joining ARC Financial in 1994, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada.

Mr. Dielwart has a Bachelor of Science with distinction (civil engineering) degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a Past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP).  In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame.

Mr. Dielwart brings to the Company and the Board many years’ experience in leadership, entrepreneurship and knowledge of the commodity markets in which we operate, specifically oil and gas markets.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	18 of 18	100%
Audit & Risk Committee	5 of 5	100%	96%	$192,000
Governance and Environment Committee	4 of 5	80%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	0	26,098	26,098	$121,356	On track
2014	0	1,947	1,947	$ 20,480

Other Public Board Directorships and Committee Memberships
Company	Committee
ARC Resources Ltd.	Health, Safety and Environment (Chair); Risk
Denbury Resources Inc.	Reserves & Health, Safety and Environmental; Risk
Tesco Corporation	Audit; Compensation (Chair)

Public Board Interlocks
None

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
116,912,245	98.69%	1,546,890	1.31%

TransAlta Corporation 2016 Management Proxy Circular	10

TIMOTHY W. FAITHFULL

Age: 71

London, UK

Director Since: 2003
Expected Retirement:  2017

Independent

Areas of Expertise

-Electric Energy/Utility

-Economics & Business

-Human Resources

-International Operations

-Mining

-Oil and Gas

-Risk Management/

      Insurance

-Strategy and Development

Corporate Director.  Mr. Faithfull is a 36 year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and Chief Executive Officer of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line in 2003, the first fully integrated oil sands mining and upgrading venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and Chief Executive Officer of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s largest refinery, and its oil products trading business in Asia Pacific.

In the United Kingdom, he is a director and member of the Risk and Audit Committee of ICE Futures Europe (“IFEU”) and LIFFE Administration and Management, a leading global electronic exchange for energy, commodities, and financial futures.  He is a member of the Oversight Committee of the ICE Brent Index, used in settlement of Brent Crude oil futures contracts, for which IFEU is the regulated benchmark administrator.  He is a past director of Enerflex Systems Income Fund, Canadian Pacific Railway, AMEC plc, and Shell Pension Trust Limited.

In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre. In the United Kingdom, he is Chairman of the trustees of Starehe UK, which supports schools for disadvantaged children in Nairobi, Kenya, and a trustee of Canada UK Colloquium, all non-public entities.  He serves on the Committee to Review Donations to the University of Oxford.

Mr. Faithfull holds a Master of Arts (Philosophy, Politics and Economics) from the University of Oxford, U.K.  He is a Distinguished Friend of the University of Oxford and of the London Business School.

Mr. Faithfull brings to the Company and the Board many years of experience in leadership and, in particular, knowledge of large project development and commodity risk management in the oil and gas industry.

Board/Committee Membership(4)	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	17 of 18	94%
Audit & Risk Committee	3 of 3	100%	96%	$198,173
Governance and Environment Committee	2 of 2	100%
Human Resources Committee	3 of 3	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	21,643	68,821	90,464	$420,658
2014	9,688	63,641	73,329	$771,420	On track
2013	2,600	59,731	62,331	$840,222

Other Public Board Directorships and Committee Memberships
Company	Committee
Canadian Natural Resources Limited	Audit; Health, Safety and Environment

Public Board Interlocks
Canadian Natural Resources Limited	Gordon Giffin	Audit; Nominating and Corporate Governance (Chair); Lead Director

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
117,005,835	98.77%	1,453,300	1.23%

11	TransAlta Corporation 2016 Management Proxy Circular

DAWN L. FARRELL(1)

Age: 56

Alberta, Canada

Director Since: 2012
Expected Retirement:  N/A

Non-Independent

Areas of Expertise

-Communications

-Construction

-Economics & Business

-Electric Energy / Utility

-International Operations

-Mergers & Acquisitions

-Mining

-Strategy and Development

-Trading/Marketing

President and Chief Executive Officer of TransAlta Corporation. Mrs. Farrell became President and Chief Executive Officer of TransAlta Corporation on January 2, 2012.  Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 30 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. In 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of The Chemours Company, a NYSE-listed chemical company, The Conference Board of Canada and the Business Council of Canada.  Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Mrs. Farrell holds a Bachelor of Commerce with a major in Finance and a Master’s degree in Economics from the University of Calgary.  She has also attended the Advanced Management Program at Harvard University.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	18 of 18	100%	100%	N/A

Securities Held as at December 31 of respective year
Year	Common Shares(5)	Share Units(6)	Total	Market Value(2)	Share Ownership Requirement(7)
2015	134,100	321,044	455,144	$2,116,420
2014	133,894	140,106	274,000	$2,882,480	On track
2013	110,322	141,149	251,471	$3,264,093

Other Public Board Directorships and Committee Memberships
Company	Committee
The Chemours Company	Compensation; Nominating & Governance

Public Board Interlocks
None

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
117,062,664	98.82%	1,396,471	1.18%

TransAlta Corporation 2016 Management Proxy Circular	12

ALAN J. FOHRER

Age: 65

California, U.S.A.

Director Since: 2013
Expected Retirement:  2023

Independent

Areas of Expertise

-Accounting, Finance & Tax

-Electric Energy / Utility

-Economics / Business

-Engineering & Technical

-International Operations

-Regulatory & Compliance

-Strategy and Development

Corporate Director. Mr. Fohrer was Chairman and Chief Executive Officer of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) and one of the largest electric utilities in the United States. He was elected Chief Executive Officer in 2002 and Chairman in 2007.  In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities.  During his tenure at EME, Mr. Fohrer restructured a number of the international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President, Treasurer and Chief Financial Officer of both Edison and SCE from 1995 to 1999.  After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of PNM Resources, Inc., a publicly held energy holding company, MWH Global, Inc., a privately held global engineering and construction company focused on water and waste water projects, Blue Shield of California, a non-profit health insurance provider, and Synagro, a waste management company.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., and Osmose Utilities Services, Inc.  He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Centre Foundation.

Mr. Fohrer holds a Master of Science in civil engineering from the University of Southern California, Los Angeles, as well as a Master of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance and the power industry from both a regulated and deregulated market perspective.

Board/Committee Membership(8)	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	16 of 18	89%
Audit & Risk Committee	5 of 5	100%	92%	$250,827
Governance and Environment Committee	3 of 3	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	6,398	31,722	38,120	$177,260
2014	6,398	7,148	13,546	$142,504	On track
2013	6,398	0	6,398	$ 86,245

Other Public Board Directorships and Committee Memberships
Company	Committee
PNM Resources, Inc.	Audit and Ethics; Compensation and Human Resources

Public Board Interlocks
None

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
116,916,431	98.70%	1,542,704	1.30%

13	TransAlta Corporation 2016 Management Proxy Circular

AMBASSADOR GORDON D. GIFFIN(9)

Age: 66

Georgia, U.S.A.

Director Since: 2002

Board Chair Since: 2011
Expected Retirement:  2017

Independent

Areas of Expertise

-Electric Energy/Utility

-Government/Public

      Administration

-Legal

-Regulatory & Compliance

-Oil & Gas

-Strategy and Development

Lawyer and Senior Partner, Dentons (law firm).  Ambassador Giffin is Senior Partner of the law firm of Dentons (formerly McKenna Long & Aldridge LLP), where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions related to trade, energy and public policy.  He has been engaged in the practice of law or government service for more than 40 years.  He served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy from August 1997 to April 2001.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.

Ambassador Giffin has spent three decades as an attorney in the energy industry as an advisor, trying multiple energy regulatory cases before state and federal tribunals and courts, and handling transactions including mergers and acquisitions.  During a decade in public service, he was a senior attorney and advisor in the United States Senate where, among other matters, he worked on major energy public policy initiatives.  During his four years as United States Ambassador to Canada, he was Chief Executive Officer of a large government enterprise with in excess of a thousand people across Canada.  His substantive responsibilities included the entire array of policy matters in the Canada-U.S. context including energy policy.  He has substantial experience in dealing with issues at the intersection of industry and public policy.

Since leaving public office, he resumed his continental law practice and remains actively engaged in public policy initiatives and international affairs through membership in the Council on Foreign Relations and the Tri-Lateral Commission.

Ambassador Giffin holds a Bachelor of Arts from Duke University (Durham, NC) and a Juris Doctorate from Emory University School of Law (Atlanta, GA).

Ambassador Giffin brings to the Company and the Board experience in law, regulatory and governmental affairs that will assist the Company as it addresses continuous change in environmental law and other compliance matters.

Board/Committee Membership	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	18 of 18	100%	100%	$417,000

Securities Held as at December 31 of respective year
Year	Common Shares(10)	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	53,753	21,594	75,347	$350,364
2014	36,488	19,969	56,457	$601,128	On track
2013	21,900	18,731	40,631	$547,706

Other Public Board Directorships and Committee Memberships
Company	Committee
Canadian Imperial Bank of Commerce	Management Resources and Compensation
Canadian National Railway Company	Audit; Donations and Sponsorship; Human Resources and Compensation (Chair); Investment Committee of CN’s Pension Trust Funds; Strategic Planning
Canadian Natural Resources Limited	Lead Director; Audit; Nominating and Corporate Governance (Chair)
Element Financial Corporation	Compensation and Corporate Governance

Public Board Interlocks
Canadian Natural Resources Limited	Timothy W. Faithfull	Audit; Health, Safety and Environment

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
114,745,920	96.87%	3,713,215	3.13%

TransAlta Corporation 2016 Management Proxy Circular	14

P. THOMAS JENKINS(1)

Age: 56

Alberta, Canada

Director Since: 2014

Expected Retirement:  2029

Independent

Areas of Expertise

-Engineering & Technical

-Human Resources /
    Executive Compensation

-International Operations

-Mergers & Acquisitions

-Risk Management

-Strategy and Development

-Technology/Research/
    Telecommunications

Corporate Director.  Mr. Jenkins has been active for more than 30 years in innovation and economic development in both the private and public sectors.  He is currently the Chairman of the Board of Open Text Corporation, a multinational enterprise software firm.  He is also the Chancellor of the University of Waterloo.  He has served as a director of Open Text Corporation since 1994 and as its Chairman since 1998.  From 1994 to 2005, Mr. Jenkins was President and Chief Executive Officer, and then from 2005 to 2013, Executive Chairman and Chief Strategy Officer of Open Text Corporation.  Prior thereto, he was employed in technical and managerial capacities at a variety of technology companies.

Mr. Jenkins is also a director of the C.D. Howe Institute, and a director of the Business Council of Canada.  Mr. Jenkins was also a member of the board of BMC Software, Inc., a software corporation based in Houston, Texas.

Mr. Jenkins received a Master of Business Administration from the Schulich School of Business at York University (Toronto, ON), a Master of Applied Science from the University of Toronto and a Bachelor of Mechanical Engineering and Management from McMaster University (Hamilton, ON). Mr. Jenkins received an honorary doctorate of laws from the University of Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada.  He is a recipient of the 2009 Ontario Entrepreneur of the Year, the 2010 McMaster Engineering L. W. Shemilt Distinguished Alumni Award and the Schulich School of Business 2012 Outstanding Executive Leadership award. He is a Fellow of the Canadian Academy of Engineering. Mr. Jenkins was awarded the Canadian Forces Decoration and the Queen’s Diamond Jubilee Medal. Mr. Jenkins is an Officer of the Order of Canada.

Mr. Jenkins brings to the Company and the Board several years of experience as an entrepreneur, innovator and leader in information technology which will assist the Company as it addresses both technological and innovative changes in the industry.

Board/Committee Membership(11)	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	18 of 18	100%
Governance and Environment Committee	2 of 2	100%	96%	$222,096
Human Resources Committee	6 of 7	86%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	481,565	26,724	508,289	$2,363,545	Meets
2014	804,965	2,526	807,491	$5,092,637

Other Public Board Directorships and Committee Memberships
Company	Committee
Manulife Financial Corporation	Audit
Open Text Corporation	Chair of the Board
Thomson Reuters Corporation	Audit

Public Board Interlocks
None

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
116,791,881	98.59%	1,667,254	1.41%

15	TransAlta Corporation 2016 Management Proxy Circular

YAKOUT MANSOUR

Age: 68

California, U.S.A.

Director Since: 2011

Expected Retirement:  2020

Independent

Areas of Expertise

-Electric Energy/Utility

-Engineering & Technical

-Risk Management/Insurance

-Regulatory and Compliance

-Strategy and Development

-Technology/Research/
    Telecommunications

-Trading

Corporate Director.  Mr. Mansour has over 40 years of experience as both a professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and Chief Executive Officer of the California Independent System Operator Corporation (“CAISO”) in 2011, a position he had held since 2005.  CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 billion annually. Under Mr. Mansour’s leadership, the California market structure was completely redesigned, and CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid.

A Professional Engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications.  He is recognized internationally in the field of Power Engineering and received several distinguished awards for his contributions to the industry.

In 2009, Mr. Mansour was named to the US Department of Energy Electricity Advisory Committee as a vice chair.  He also served on the various committees of the North American Electric Reliability Corporation and its predecessor organization, CEGRE, the Transmission Council of the Canadian Electric Association, and the Board of Directors of the Electric Power Research Institute.

Mr. Mansour holds a Bachelor of Science in electrical engineering from the University of Alexandria (Alexandria, Egypt) and a Master of Science from the University of Calgary (Calgary, AB).

Mr. Mansour brings to the Company and the Board decades of experience in our industry in generation, transmission and energy competitive markets in both a regulated and deregulated market environment.

Board/Committee Membership(12)	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	18 of 18	100%
Audit and Risk Committee	5 of 5	100%	100%	$187,000
Governance and Environment Committee	2 of 2	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	5,231	36,494	41,725	$194,022
2014	5,231	22,670	27,901	$293,526	On track
2013	5,231	14,595	19,826	$267,254

Other Public Board Directorships and Committee Memberships
None

Public Board Interlocks
None

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
117,162,494	98.91%	1,296,641	1.09%

TransAlta Corporation 2016 Management Proxy Circular	16

GEORGIA R. NELSON(13)

Age: 66
Illinois, U.S.A.
Director Since: 2014
Expected Retirement: 2022
Independent

Areas of Expertise
-Construction
-Electric Energy/Utility
-Engineering & Technical
-Human Resources
-International Operations
-Mergers and Acquisitions
-Regulatory and Compliance
-Strategy and Development
-Trading/Marketing

President and Chief Executive Officer of PTI Resources, LLC. Ms. Nelson is President and Chief Executive Officer of PTI Resources, LLC, an independent consulting firm established in 2005. Ms. Nelson has had a 35-year career in the power generation industry, serving in various senior executive capacities for Edison International and its subsidiaries between 1971 and 2005. She was President of Midwest Generation Edison Mission Energy (EME), from 1999 to her retirement in 2005 and General Manager of EME Americas from 2002 to 2005. Her business responsibilities included management of regulated and unregulated power operations and a large energy trading subsidiary as well as the construction and operation of power generation projects in the United States, Puerto Rico, the United Kingdom, Turkey, Thailand, Indonesia, Australia and Italy. Ms. Nelson has extensive experience in international business negotiations, environmental policy matters and human resources.

Ms. Nelson is currently a director of Cummins Inc., Ball Corporation, and Sims Metal Management Ltd. She is also a director of CH2MHILL Corporation, a privately held company. Ms. Nelson is a past director of Nicor, Inc.

Ms. Nelson was a member of the Executive Committee of the National Coal Council from 2000-2015 and served as Chair from 2006-2008. She serves on the advisory committee of the Center for Executive Women at Northwestern University. Ms. Nelson was named to the 2012 National Association of Corporate Directors (“NACO”) Directorship 100. She is an NACO Board Fellow.

Ms. Nelson holds a Bachelor of Science form Pepperdine University and a Master of Business Administration from the University of Southern California.

Ms. Nelson brings to the Company and the Board specialized knowledge in the energy, coal and mining industry as well as human resources management.

Board/Committee Membership(14)	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	17 of 18	94%	92%	$200,827
Human Resources Committee	6 of 7	86%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	0	29,287	29,287	$136,185	On track
2014	0	4,896	4,896	$51,506

Other Public Board Directorships and Committee Memberships
Company	Committee
Ball Corporation	Human Resources; Nominating/Corporate Governance
Cummins, Inc.	Audit; Compensation, Governance and Nominating
Sims Metal Management Ltd.	Safety, Health, Environment & Community; Remuneration

Public Board Interlocks
None

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
113,524,327	95.83%	4,934,808	4.17%

17	TransAlta Corporation 2016 Management Proxy Circular

BEVERLEE F. PARK(1)

Age: 54
British Columbia, Canada
Director Since: 2015
Expected Retirement: 2030
Independent

Areas of Expertise
-Accounting, Finance & Tax
-Electric Energy / Utility
-Human Resources
-Mergers and Acquisitions
-Mining
-Risk Management/ Insurance
-Regulatory and Compliance
-Strategy and Development

Corporate Director. Ms. Park is a senior executive with management and board experience in a range of industries, including forest products, shipping, mining, transportation, real estate, and electricity transmission. Ms. Park spent seventeen years of her career with TimberWest Forest Corp. where she was most recently Chief Operations Officer until her retirement in 2013. Over that time, she also held the roles of Interim Chief Executive Officer, President of the real estate division (Couverdon Real Estate) and Executive Vice President and Chief Financial Officer.

Having provided strong leadership at the Board, Chief Executive Officer, Chief Operations Officer and Chief Financial Officer level in publicly-traded, private and Crown corporations, Ms. Park has a breadth of experience in an array of operating environments and domestic and offshore markets with specific experience leading shareholder value creation, long term strategic repositioning, operational excellence, risk management, regulatory issues, restructuring and acquisitions and divestitures.

Ms. Park is currently a director of Teekay LNG Partners, a public company, where she chairs the Audit Committee. Teekay LNG Partners is one the world’s largest independent owners of LNG and LPG carriers. She is also a director of Silver Standard Resources Inc., a public mining company, focused on the operation, development, exploration and acquisition of precious metals projects in North and South America. Most recently, Ms. Park was appointed to the Board of Governors at the University of British Columbia. In addition, she is a director of InTransit BC. Ms. Park was previously a director of the BC Transmission Corporation, where she chaired the Audit Committee.

Ms. Park holds a Bachelor of Commerce with distinction from McGill University (Montreal, QB), a Master of Business Administration from the Simon Fraser University Executive program and is a Chartered Accountant. She is also a Fellow of the Institute of Chartered Accountants of British Columbia.

Ms. Park brings to the Company and to the Board 30 years of experience in finance and accounting as well as leadership experience in organizational change.

Board/Committee Membership(15)	Attendance	Percentage	Attendance Total	Value of Compensation Received in 2015
Board of Directors	12 of 13	92%	95%	$132,692
Audit & Risk Committee	3 of 3	100%
Human Resources Committee	4 of 4	100%

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2015	9,293	9,530	18,823	$87,529	On track

Other Public Board Directorships and Committee Memberships
Company	Committee
Silver Standard Resources	Audit; Safety and Sustainability
Teekay LNG Partners	Audit (Chair); Governance

Public Board Interlocks
None

Voting Results of 2015 Annual General Meeting
Votes For	Percentage	Votes Withheld	Percentage
117,164,425	98.91%	1,294,710	1.09%

TransAlta Corporation 2016 Management Proxy Circular	18

Notes:

(1)	The following nominee directors are Canadian residents: John P. Dielwart, Dawn L. Farrell, P. Thomas Jenkins and Beverlee F. Park.
(2)

The 2013 market value is based on the closing price on December 31, 2013 of $13.48, the 2014 market value is based on the closing price on December 31, 2014 of $10.52, and the 2015 market value is based on the weighted average closing share price of our common shares on the Toronto Stock Exchange for the 20 trading days prior to and including December 31, 2015 of $4.65.

(3)

The five-year minimum shareholding requirement for independent directors is three times the retainer for directors ($480,000) and the Chair of the Board ($990,000). See “Compensation – Report on Director Compensation – Share Ownership Requirements of Directors”.

(4)

Mr. Faithfull was the Chair of the Human Resources Committee (“HRC”) until April 28, 2015. He ceased being a member of the HRC and was appointed a member of the Audit and Risk Committee (“ARC”) and the Governance and Environment Committee (“GEC”) on April 28, 2015.

(5)	As at December 31, 2015, Mrs. Farrell owned 15,000 common shares of TransAlta Renewables Inc., a public subsidiary of the Company.
(6)

Mrs. Farrell’s Share Units are comprised of Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “Compensation Discussion and Analysis – Our Variable Compensation Program”). As at December 31, 2015, she held 182,212 RSUs and 135,832 ODSUs; however, under the executive share ownership policy, only 25% of her RSUs can be counted towards her share ownership requirements. See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(7)

Mrs. Farrell is subject to the requirements of the executive share ownership policy, requiring that she owns and holds four times her base salary, which she is on track to meet. See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(8)	Mr. Fohrer was appointed Chair of the ARC and ceased being a member of the GEC on April 28, 2015.
(9)

Mr. Giffin was a director of AbitibiBowater Inc. (“Abitibi”) from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with the Superior Court of Quebec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

(10)	As at December 31, 2015, Mr. Giffin owned 7,500 common shares of TransAlta Renewables Inc., a public subsidiary of the Company.
(11)	Mr. Jenkins was appointed Chair of the GEC on April 28, 2015.
(12)	Mr. Mansour was appointed to the GEC on April 28, 2015.
(13)

Ms. Nelson was a director of Tower International (“Tower”) from 2000 to 2007. In February 2005, Tower began a voluntarily reorganization under Chapter 11 of the United States Bankruptcy Code. In July 2007, Tower completed the sale of substantially all of its assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P., and emerged from bankruptcy court protection.

(14)	Ms. Nelson was appointed Chair of the HRC on April 28, 2015.
(15)	Ms. Park joined the Board on April 28, 2015. She was appointed to the ARC and the HRC on April 28, 2015.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the election of these nominees as directors.

Board Committees and Membership in 2015

Committees (Number of Members)
		ARC	GEC	HRC
		(5)	(5)	(4)
Independent Directors
William D. Anderson(1)	▓	√	√	√
John P. Dielwart		√	√
Timothy W. Faithfull(2)		√	√	√
Alan J. Fohrer(3)		Chair	√
Gordon D. Giffin (Board Chair)(4)
P. Thomas Jenkins(5)			Chair	√
C. Kent Jespersen(6)				√
Michael M. Kanovsky(7)			√
Karen E. Maidment(8)	▓	√
Yakout Mansour(9)		√	√
Georgia R. Nelson(10)				Chair
Martha C. Piper(11)			√	√
Beverlee F. Park(12)	▓	√		√
Management Director – Not Independent
Dawn L. Farrell(13)

√ - Member
▓ - Designated Audit Committee Financial Expert

Notes:

(1)                                  Mr. Anderson ceased to be a member of the ARC on April 28, 2015. He was appointed to the HRC on April 28, 2015.

19	TransAlta Corporation 2016 Management Proxy Circular

(2)                                  Mr. Faithfull ceased to be the Chair of the HRC on April 28, 2015. He was appointed to the ARC and GEC on April 28, 2015.

(3)                                  Mr. Fohrer ceased to be a member of the GEC on April 28, 2015. He was appointed Chair of the ARC on April 28, 2015.

(4)                                  Mr. Giffin is the Chair of the Board and attends committee meetings, but is not a member of any committee.

(5)                                  Mr. Jenkins was appointed Chair of the GEC on April 28, 2015.

(6)                                  Mr. Jespersen retired from the Board on April 28, 2015.

(7)                                  Mr. Kanovsky retired from the Board on April 28, 2015.  He was the Chair of the GEC until his retirement.

(8)                                  Ms. Maidment retired from the Board on April 28, 2015.  She was the Chair of the ARC until her retirement.

(9)                                  Mr. Mansour was appointed to the GEC on April 28, 2015.

(10)                            Ms. Nelson was appointed Chair of the HRC on April 28, 2015.

(11)                            Ms. Piper retired from the Board on April 28, 2015.

(12)                            Ms. Park was appointed to the ARC and the HRC on April 28, 2015.

(13)                            Mrs. Farrell is the President and Chief Executive Officer of TransAlta and as such is not a member of any committee.

Director Meeting Attendance in 2015

Directors are expected to attend all regularly scheduled meetings of the Board and its committees.  Aggregate attendance for our directors in 2015 is 96%.  The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Director Nominee Information”.

	Board Meetings		Committee Meetings
Name	Regular (5 Meetings)	Special (13 Meetings)	ARC (5 Meetings)	GEC (5 Meetings)	HRC (7 Meetings)	Total Attendance
Anderson(1)	4 of 5	11 of 13	2 of 2	4 of 5	3 of 4	24 of 29 (83%)
Dielwart	5 of 5	13 of 13	5 of 5	4 of 5	-	27 of 28 (96%)
Faithfull(2)	5 of 5	12 of 13	3 of 3	2 of 2	3 of 3	25 of 26 (96%)
Farrell(3)	5 of 5	13 of 13	-	-	-	18 of 18 (100%)
Fohrer(4)	5 of 5	11 of 13	5 of 5	3 of 3	-	24 of 26 (92%)
Giffin(5)	5 of 5	13 of 13	-	-	-	18 of 18 (100%)
Jenkins(6)	5 of 5	13 of 13	-	2 of 2	7 of 7	27 of 27 (100%)
Jespersen(7)	3 of 3	2 of 2	-	-	3 of 3	8 of 8 (100%)
Kanovsky(8)	3 of 3	2 of 2	-	3 of 3	-	8 of 8 (100%)
Maidment(9)	3 of 3	2 of 2	2 of 2	-	-	7 of 7 (100%)
Mansour(10)	5 of 5	13 of 13	5 of 5	-	-	26 of 26 (100%)
Nelson(11)	4 of 5	13 of 13	-	-	6 of 7	23 of 25 (92%)
Park(12)	2 of 2	10 of 11	3 of 3	-	4 of 4	19 of 20 (95%)
Piper(13)	3 of 3	2 of 2	-	3 of 3	3 of 3	11 of 11 (100%)
Total	57 of 59	130 of 136	25 of 25	21 of 23	29 of 31	262 of 274 (96%)

Notes:

(1)           Mr. Anderson ceased to be a member of the ARC on April 28, 2015. He was appointed to the HRC on April 28, 2015.

(2)           Mr. Faithfull ceased to be the Chair and a member of the HRC on April 28, 2015. He was appointed to the ARC and GEC on April 28, 2015.

(3)           Mrs. Farrell is not a member of any standing committee of the Board, however, she attends committee meetings (excluding the in camera portion of the meeting).  As Mrs. Farrell is not a member of the committees, her attendance is not recorded.

(4)           Mr. Fohrer ceased to be a member of the GEC on April 28, 2015.  He was appointed Chair of the ARC on April 28, 2015.

(5)           Mr. Giffin is not a member of any standing committee of the Board; however as Chair of the Board, he attends committee meetings.  Mr. Giffin does not receive any compensation for his attendance at committee meetings.

(6)           Mr. Jenkins was appointed Chair of the GEC on April 28, 2015.

(7)           Mr. Jespersen retired from the Board on April 28, 2015.

(8)           Mr. Kanovsky was the Chair of the GEC until his retirement on April 28, 2015.

(9)           Ms. Maidment was the Chair of the ARC until her retirement from the Board on April 28, 2015.

(10)         Mr. Mansour was appointed to the GEC on April 28, 2015.

(11)         Ms. Nelson was appointed Chair of the HRC on April 28, 2015.

(12)         Ms. Park was appointed to the ARC and the HRC on April 28, 2015.

(13)         Ms. Piper retired from the Board on April 28, 2015.

Inter-locking Directorships

The following table indicates which directors serve on the same boards and committees of another reporting issuer.  The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on

TransAlta Corporation 2016 Management Proxy Circular	20

the Company’s Board.  We have no inter-locking relationships between compensation committee members and our President and Chief Executive Officer.

Company	Director	Committee Memberships
Canadian Natural Resources Limited	Gordon D. Giffin	Audit, Nominating, Governance and Risk (Chair)
	Timothy W. Faithfull	Audit, Health, Safety, Asset Integrity and Environment

Board Tenure

In order to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a mandatory retirement age of 72 and a maximum tenure of 15 years, whichever comes first, for all non-management directors.

The average tenure for our director nominees is five years.

Skills Matrix

We maintain a skills matrix where directors indicate whether they have expertise and professional background in areas we think are essential for TransAlta.   The table below lists the areas of expertise presented within our Board.

	Dielwart	Faithfull	Farrell	Fohrer	Giffin	Jenkins	Mansour	Nelson	Park	Summary
Skill Experience and Expertise
Banking				√	√					2
Communications			√							1
Construction			√	√				√		3
Electric Energy / Utility		√	√	√	√		√	√	√	7
Financial Services / Investment Banking					√					1
International Operations		√	√	√		√		√		5
Mergers and Acquisitions			√	√	√	√		√	√	6
Mining		√	√						√	3
Oil & Gas	√	√			√					3
Regulatory / Compliance				√	√		√	√	√	5
Strategy and Development	√	√	√	√	√	√	√	√	√	9
Technology / Research / Telecommunication						√	√			2
Trading/Marketing			√	√			√	√		4
Professional Background
Accounting, Finance & Tax				√					√	2
Economics / Business		√	√	√						3
Engineering & Technical	√			√		√	√	√		5
Government Affairs, Public Administration				√	√					2
Human Resources / Executive Compensation		√		√	√	√	√	√	√	7
Legal					√					1
Risk Management / Insurance		√		√		√	√		√	5
Management Role
Active CEO			√							1
Recent CEO (last five years)	√						√			2
Recent CFO / Senior Executive (last five years)									√	1
Business Owner								√		1
Professional Role/Advisor				√	√	√	√			4

21	TransAlta Corporation 2016 Management Proxy Circular

2.                                     FINANCIAL STATEMENTS

You will receive the Company’s 2015 audited consolidated financial statements, the auditors’ report and the related management’s discussion and analysis.  Copies will also be available at the Meeting.  In addition, the full text of the 2015 Annual Report in either English or French is available on our website at www.transalta.com/powering-investors/financial-and-annual reports, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.                                     APPOINTMENT OF AUDITORS

You will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders of the Company at remuneration to be fixed by the Board.  Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2015 and December 31, 2014, Ernst & Young LLP and its affiliates were paid $3,989,814 and $3,587,987 respectively, as detailed below:

Ernst & Young LLP
Year Ended December 31	2015	2014
Audit Fees	$3,549,473	$2,973,020
Audit-related fees	440,341	586,900
Tax fees	0	28,067
All other fees	0	0
Total	$3,989,814	$3,587,987

No other audit firms provided audit services in 2015 or 2014.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2015 include payments related to 2014 in the amount of $1,607,423.  Total audit fees for 2014 include payments related to 2013 in the amount of $1,369,460.

Audit-Related Fees

The audit-related fees in 2015 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, the issuance of an economic interest in certain assets owned by the Company to TransAlta Renewables Inc. and miscellaneous accounting advice provided to the Company. The audit-related fees in 2014 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common share issuances, debt issuances and miscellaneous accounting advice provided to the Company.

Tax Fees

The tax fees for 2015 and 2014 relate to various tax related matters in our domestic and foreign operations.

All Other Fees

Nil.

TransAlta Corporation 2016 Management Proxy Circular	22

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).  This policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company.

4.                                     SHAREHOLDER RIGHTS PLAN

On October 13, 1992, we originally implemented a shareholder rights plan under the terms of the Shareholder Rights Plan Agreement between TransAlta and CIBC Mellon Trust Company, as rights agent (the “Rights Agent”).  Subsequently, the shareholder rights plan was continued, ratified, confirmed and approved by Shareholders at the Company’s annual and special Shareholders meeting held on April 23, 2013, as amended and restated (the “Rights Plan”). The Rights Plan will expire as of the close of the Meeting unless renewed and ratified by the Shareholders.  On February 17, 2016, subject to approval by the majority vote of Shareholders at the Meeting, or any adjournment or postponement thereof, the Board approved the continuance, amendment and restatement of the Rights Plan pursuant to an amended and restated Shareholder Rights Plan Agreement between the Company and CST Trust Company (the successor company to CIBC Mellon Trust Company).  There are no amendments to the principal terms of the Rights Plan.

You will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution (the “Rights Plan Resolution”), to continue, ratify, confirm and approve the Rights Plan.  For the Rights Plan to continue in effect after the Meeting, the Rights Plan Resolution must be passed by the majority vote of Shareholders.  If the Rights Plan Resolution is not passed by a majority vote of Shareholders, the Rights Plan will terminate.

Objective of the Rights Plan

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value if a take-over bid is made for the Company and to provide every Shareholder with an equal opportunity to participate in such a bid.  The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires that certain minimum standards designed to promote fairness, or the concurrence of the Board are satisfied.

The Rights Plan is not being proposed to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the common shares.

In adopting the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids.  Pursuant to current provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity securities made to one or more persons, where the securities subject to the offer, together with the securities already owned by the bidder (including securities owned by persons acting jointly or in concert with a bidder), aggregate to 20% or more of the outstanding securities of a corporation. The current legislation provides that a take-over bid must remain open for acceptance for a period of at least 35 days and does not require bidders to receive tenders of more than 50% of the outstanding securities of the class subject to the take-over bid prior to taking up and paying for any securities tendered under the bid.

On February 25, 2016, the Canadian Securities Administrators published significant amendments (the “Amendments”) to the legislative framework governing take-over bids.  The Amendments are expected to come into force in all provinces and territories, other than the province of Ontario, on May 9, 2016 and in Ontario, on the later of May 9, 2016, and the date that new legislation is proclaimed into force.  The Amendments will require that all “non-exempt” take-over bids remain open for a minimum deposit period of 105 days and a target company will only be allowed to reduce the deposit period to not less than 35 days in certain circumstances and subject to certain conditions.  In addition, the Amendments include a mandatory tender condition that requires a minimum of more than 50% of all outstanding securities of the class subject to the bid (excluding those beneficially owned or over which control or direction is exercised by the bidder and its joint actors), be

23	TransAlta Corporation 2016 Management Proxy Circular

tendered and not withdrawn before the bidder can take up and pay for any securities tendered under the bid.  Once this minimum tendering condition has been satisfied and other terms of the bid have been complied with, the new legislation requires that the bid be extended by the bidder for at least 10 days.

While the existing provincial legislative securities framework, together with the proposed Amendments, substantially address many concerns associated with take-over bids, there remains the possibility that control of the Company may nonetheless be acquired pursuant to a private agreement in which one or a small group of Shareholders dispose of voting or equity securities at a premium to the market price which premium is not shared with the other Shareholders.  In addition, a person may slowly accumulate voting or equity securities of the Company through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all Shareholders.  The Rights Plan addresses these concerns by applying to all acquisitions that result in the purchaser (including all persons acting jointly or in concert with such purchaser) acquiring greater than 20% of the outstanding voting or equity securities of the Company, to better ensure that Shareholders receive equal treatment.

In light of the recently published Amendments to the legislative framework governing take-over bids, the Company will actively monitor the practices of other Canadian companies and will consider the advice and recommendations of professional commentators on shareholder rights plans to assess the impact of such Amendments on our Rights Plan, which will include giving consideration to the continued relevancy and need for the Rights Plan.

Summary

The following is a brief summary of the Rights Plan and is qualified in its entirety by reference to the full text of the Rights Plan.  Capitalized terms used in the summary but not otherwise defined will have the meaning given to such terms in the Rights Plan.  A Shareholder or any other interested party may obtain a copy of the Rights Plan by contacting in writing Investor Relations, TransAlta Corporation, Box 1900, Station “M”, 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1; or by telephone at 1 (800) 387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; by fax at (403) 267-2590; or by e mail at investor_relations@transalta.com.

Effective Date

The effective date of the Rights Plan is December 31, 1992 (the “Effective Date”).

Term

Provided the Rights Plan is approved at the Meeting, the Rights Plan (unless terminated earlier) will remain in effect until the earlier of the close of business on the date of the Company’s 2019 annual meeting or May 31, 2019, unless extended beyond such date by resolution of the Shareholders at such meeting.

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable eight trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).  The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Eight trading days after the occurrence of the Flip-in Event, each Right, other than those held by the Acquiring Person, will permit the purchase of $200 worth of common shares for $100.

The issue of the Rights is not initially dilutive.  Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected.  Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

TransAlta Corporation 2016 Management Proxy Circular	24

Lock Up Agreements

A bidder may enter into Lock-up Agreements with the Company’s Shareholders (“Locked up Persons”) whereby such Shareholders agree to tender their common shares of the Company to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring.  The Lock-up Agreement must either: (i) permit the Locked-up Person to withdraw the common shares of the Company from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the Shareholder than the Subject Bid; or (ii) permit the Locked-up Person to withdraw from the agreement in order to tender or deposit the common shares to another transaction or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much or more than a specified amount as long as the Lock-up Agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid.  For purposes of clarity, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an Offeror an opportunity to match a higher price in another transaction as long as the Shareholder can accept another bid or tender to another transaction.

Any Lock-Up Agreement must be made available to the Company and to the public, and under a Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of: (i) 2½% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Subject Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another take-over bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not transferable separately from the common shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)           the take-over bid must be made by way of a take-over bid circular;

(b)           the take-over bid must be made to all Shareholders;

(c)           the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by Shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(d)           if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days which conforms to securities legislation requirements.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of common shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply

25	TransAlta Corporation 2016 Management Proxy Circular

to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Right.  Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose.  The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Recommendation of the Board

The Board has determined that the Rights Plan continues to be in the best interests of the Company and the Shareholders. The Board has approved the amendment and restatement of the Rights Plan and unanimously recommends that Shareholders vote in favour of the Rights Plan Resolution.

Accordingly, at the Meeting, you will be asked to approve the Rights Plan Resolution set forth below.

“BE IT RESOLVED THAT:

1.            The Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated as of October 13, 1992, as amended and restated, between TransAlta Corporation and CST Trust Company (the successor company to CIBC Mellon Trust Company), as described in the Management Proxy Circular of TransAlta Corporation dated March 10, 2016, is hereby continued, ratified, confirmed and approved.

2.            The making on or prior to April 22, 2016, of any amendments to the Rights Plan Agreement as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or by professional commentators on shareholder rights plans to conform the Rights Plan Agreement to versions of shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the Chief Legal and Compliance Officer and Corporate Secretary, or a director of TransAlta Corporation, is hereby authorized and approved.

3.            The Rights Plan Agreement, as the same may be amended in accordance with paragraph 2, be and is hereby authorized and approved.

4.            Any two directors or officers (or combination thereof) of TransAlta Corporation, be and are hereby authorized, for and on behalf of TransAlta Corporation, to execute and deliver such other documents and

TransAlta Corporation 2016 Management Proxy Circular	26

instruments and take such other actions as such directors or officers may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidence by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the Rights Plan Resolution.

5.                                     ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular.  A detailed discussion of our executive compensation program follows in our Compensation Discussion and Analysis (“CD&A”), which includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs and the way performance is assessed and compensation decisions are made.  Our compensation strategy has been designed to attract, motivate and retain qualified executives to deliver on our business objectives.

As our Shareholder, on a non-binding and advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in connection with the 2016 annual and special meeting of Shareholders of the Company”.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the HRC, will consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the advisory resolution on executive compensation.

6.                                     OTHER BUSINESS

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting.

27	TransAlta Corporation 2016 Management Proxy Circular

GOVERNANCE

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions, and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board.

OUR GOVERNANCE PRACTICES

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges.  Our corporate governance practices meet the governance rules of the TSX and Canadian Securities Administrators:

•                  Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings

•                  Multilateral Instrument 52-110, Audit Committees

•                  National Policy 58-201, Corporate Governance Guidelines

•                  National Instrument 58-101, Disclosure of Corporate Governance Practices

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements.  The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers which can be found in this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and also on our website at http://www.transalta.com/Aboutus/CorporateGovernance/GovernanceGuidelines.

Our corporate governance practices also comply with applicable requirements enacted under U.S. Securities and Exchange Commission rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta’s governance practices are:

•             ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;

•             establishing key policies and standards to provide a framework for how we conduct our business;

•             retaining directors, other than our President and Chief Executive Officer (“CEO”), that are independent;

•             having a Board with individuals that have a mix of skills, knowledge and experience;

•             providing for effectiveness of the Board through annual evaluations and continuing education of our directors; and

•             facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

OUR ETHICAL COMMITMENT

Codes of Conduct

One of our most valuable assets is our reputation.  A strong commitment to ethical conduct is a basic element of our corporate governance.  We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•             Corporate Code of Conduct, which applies to all employees and officers of TransAlta and its subsidiaries;

•             Directors’ Code of Conduct, which applies to our directors;

•             Finance Code of Ethics, which applies to all financial employees of the Company; and

•             Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing.

Our codes of conduct outline the standards and expectations we have for our employees, officers and directors with respect to the protection and proper use of our assets.  The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading,

TransAlta Corporation 2016 Management Proxy Circular	28

environment, health and safety and our commitment to ethical and honest conduct.  Our Corporate Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principal business practices with which all employees must comply.

Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct.  This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year.  The GEC receives an annual report on this sign-off process.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, traders and financial employees are available on our website at www.transalta.com/about-us/governance, and our Corporate Code of Conduct and Directors’ Code of Conduct have been filed on SEDAR at www.sedar.com.

Handling Conflicts Of Interest

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interest of the Company.  Our policies provide that each director and executive officer must comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board.  In addition, the declaring director and executive officer may be requested to recuse himself or herself from the meeting when such matter is being discussed.

Insider Trading

We have an insider trading policy (“Insider Trading Policy”) and reporting guidelines which places restrictions on insiders and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company.  Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

•      establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed.  These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors.  The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•      publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;

•      establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

•      requiring all reporting insiders to pre-clear transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.  Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations or any other matters they wish to bring to the attention of our Board.  All submissions can be made directly to the Chair of the ARC by identifying the submission with “subject matter 003”.  Submissions can also be made anonymously and may be made using our toll-free number.  The Chair of the ARC is advised of all complaints received.  All complaints are investigated and the ARC receives a report at every scheduled committee meeting on all findings.  If the findings are urgent, they will be reported to the Chair of the Board immediately.

29	TransAlta Corporation 2016 Management Proxy Circular

THE BOARD’S MANDATE

The General Governance Guidelines

Our Board is responsible for stewardship and establishing our key policies and standards, including policies for the assessment and management of our risks.  The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us meet our corporate governance responsibilities.  These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties.  We believe that these practices benefit all stakeholders and form the building blocks for long-term success.  These guidelines are reviewed annually by the GEC and the Board to ensure they reflect the most appropriate governance standards for our Company.  Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/about-us/governance/governance-guidelines.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the President and CEO and senior management the responsibility for the day-to-day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out his responsibilities and duties.  The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs.  To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions, establishes the frequency of board meetings, coordinates, in conjunction with the CEO and the Chief Legal and Compliance Officer and Corporate Secretary, the agenda for the Board and Shareholder meetings, and works closely with each committee chair to ensure that each of the committees’ functions are carried out.  In addition to his role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters.  A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/about-us/governance/board-committees.

Committee Charters and Committee Chair Position Descriptions

The Board has delegated various responsibilities to three standing committees: Audit and Risk, Governance and Environment and Human Resources.  The chair of each committee, who is guided by a mandate, is responsible for the organization of the committee and fulfillment of its mandate.  The committee charters along with the individual committee chair position description are on our website at www.transalta.com/about-us/governance/board-committees.

Please see each committee report in this Proxy Circular for an overview of their principal functions during 2015.

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board.  A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

The Board considers the responsibilities set out in our General Governance Guidelines, each of the committee charters, including the committee chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.

TransAlta Corporation 2016 Management Proxy Circular	30

Strategic Planning

The Board also has oversight of our strategic planning process and monitors management’s performance in executing on our strategy and meeting the objectives of our strategic plan.  The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan.  The Board also receives updates on our strategic plan at each regular Board meeting and receives regular updates from our CEO on key matters.

Risk Management

The Board is responsible for overseeing risk and the risk assessment process, including:

•      making sure we identify our principal risks and assess those risks annually taking into consideration our risk appetite and any potential change due to changes in our business or the marketplace;

•      monitoring our risk management programs through the work of the committees, which report to the Board; and

•      ensuring that management has put in place systems to mitigate the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive enterprise risk management system that evaluates the risks from each of our major businesses.  This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The ARC receives an update on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting.  The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks.  Both the ARC and HRC report to the Board following their respective meetings.  The Board receives an annual comprehensive review of the Company’s risk assessment.

Internal Controls

The Board, through the ARC, obtains confirmation from management and the independent auditors that our internal control systems are operating effectively.  The Board has also delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval.  In addition, the ARC is responsible for overseeing our internal audit function and our lead Internal Auditor has a direct reporting relationship to the Chair of the ARC.

Meeting without Management or Non-Independent Directors

After each in-person meeting, as a regular item on each Board and committee agenda, the independent directors hold in camera sessions at which non-independent directors and members of management are not in attendance.  In 2015, the Board held in camera sessions of independent directors at the end of all regularly scheduled meetings of the Board.  Each of the standing committees of the Board also held regularly scheduled in camera sessions at the end of each meeting.  In 2015, the Board held five, the ARC held five, the HRC held seven, and the GEC held five in camera sessions.

Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management.  It has delegated to the HRC the responsibility for reviewing our organizational structure, our policies and procedures relating to employment, succession planning and compensation.

Our management succession planning process includes identification of high potential employees who may be ten, five and three years out from being ready for the next role.  Included in this analysis is a review of skills, talent management and development needs.  If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role.  High potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level.  The HRC is responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

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BOARD CHARACTERISTICS

Independence of Directors

The independence of our directors is determined annually by the Board at the recommendation of the GEC.  The GEC uses the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and Multilateral Instrument 52-110, Audit Committees.  This independence criterion also conforms to the applicable rules of the Securities and Exchange Commission in the United States, the NYSE and those set out in Sarbanes-Oxley.  This criterion is also utilized to assess the independence of any new director appointed or nominated to the Board.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta.  The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.  The information required to make this determination is collected through the review of biographical material and questionnaires completed by the directors annually or prior to their appointment.  In determining if the director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, Shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.  For further information with respect to each director, see “Business of the Meeting - Election of Directors - Nominees” in this Proxy Circular.

The committees of the Board are made up of independent directors.

Our independent directors do not receive remuneration from us in excess of their retainers, travel fees and travel supplements for foreign-based directors, and none of the directors (with the exception of Mrs. Dawn L. Farrell, our CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.  The Board affirmatively determined that eight out of the nine nominated directors are independent.

Directors Who Are Not Independent

Mrs. Dawn L. Farrell, CEO of the Company and a director of the Company, is not independent.

Board Chair Independence

The Chair of the Board, Ambassador Gordon D. Giffin, is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.  The Board has adopted guidelines which provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.  The renewal of Ambassador Giffin’s additional three-year term took effect in 2014 and will expire in 2017 following the annual meeting of Shareholders.

Diversity

At TransAlta, diversity is a principle which is supported both by our Board and senior management.  In 2015, the Board adopted a Board and Workplace Diversity Policy which recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages.

Our Board is currently comprised of three female directors (30%) and seven male directors (70%).  Following the Meeting, assuming all of our director nominees are elected, our Board will be comprised of three female directors (33%) and six male directors (67%).  With respect to executive officer positions, we have four women (50%) and four men (50%).  Women comprise 18% of our total workforce.

We have not adopted targets (as defined in National Instrument 58-101, Disclosure of Corporate Governance Practices) regarding women on our Board and in senior management positions.  TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions.  We believe that diversity enhances both the quality and effectiveness of our performance and is an important aspect to effective corporate governance.

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Our Board and GEC are committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account the skills, background and knowledge desired at that particular time to fulfill the Board’s mix of skills and experience.

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations in order to enhance our pipeline of talent available for succession.  Based on these commitments, we have determined, at this time, that establishing targets would not be effective in ensuring that our Board and senior management are comprised of a greater number of individuals with diverse backgrounds and attributes.  Our policy is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity.

Attendance

We expect directors to attend all regularly scheduled Board and committee meetings.  As well, we expect our directors to attend our Company’s annual meeting of Shareholders.  In addition, should special Board and committee meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

Other Directorships

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Dielwart, J.P.	ARC Resources Ltd.	TSX	Health, Safety and Environment (Chair); Risk
	Denbury Resources Inc.	NYSE	Reserves and Health, Safety and Environment; Risk
	Tesco Corporation	NASDAQ	Audit; Compensation
Faithfull, T.W.	Canadian Natural Resources Limited	TSX/NYSE	Audit; Health, Safety and Environment
Farrell, D.L.	The Chemours Company	NYSE	Compensation; Nominating & Governance
Fohrer, A.J.	PNM Resources, Inc.	NYSE	Audit and Ethics; Compensation and Human Resources
Giffin, G.D.	Canadian Imperial Bank of Commerce	TSX/NYSE	Management Resources and Compensation
	Canadian National Railway Company	TSX/NYSE	Audit; Donations and Sponsorship; Human Resources and Compensation (Chair); Investment Committee of CN’s Pension Trust Funds; Strategic Planning
	Canadian Natural Resources Limited	TSX/NYSE	Lead Director; Audit; Nominating and Corporate Governance (Chair)
	Element Financial Corporation	TSX	Compensation and Corporate Governance
Jenkins, P. T.	Manulife Financial Company Open Text Corporation Thomson Reuters	TSX/NYSE TSX/NASDAQ TSX/NYSE	Audit Chair of the Board of Directors Audit
Mansour, Y.	None
Nelson, G.R.	Ball Corporation	NYSE	Human Resources; Nominating / Corporate Governance
	Cummins, Inc.	NYSE	Audit; Compensation; Governance and Nominating
	Sims Metals Management Ltd.	ASX	Safety; Health; Environment & Community; Remuneration
Park, B.F.	Silver Standard Resources	TSX/NASDAQ	Audit; Safety and Sustainability
	Teekay LNG Partners	NYSE	Audit (Chair); Governance

THE BOARD EXPERTISE

Orientation and Continuing Education

Orientation

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  Individual meetings are also scheduled with directors in order that an incoming director may familiarize himself or herself with the demands of the role and the expectations of both the Board and management.  Once a new director joins the Board, they are provided with an orientation and education program that includes:

•      A director’s manual containing written information about the directors’ duties and obligations, the Board, each committee (including the charter for each committee), the code of business conduct, our Insider Trading Policy, and a summary of our business and operations;

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•      Access to materials and minutes from recent Board and committee meetings;

•      Discussions with each member of the senior management team to receive an orientation on TransAlta’s operations, generation technology, business development, legal, finance, investor relations, and human resource capital.  These meetings are aimed to provide new directors with an overall review of our business and capital structure; and

•      At the beginning of the term, participation in all committee meetings to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

Continuing Education

Our continuing education for directors includes the following:

•      Presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to acquaint directors with TransAlta’s operations, operational staff and the communities in which we operate;

•      Professional development courses.  For instance, our Board subscribes to the Institute of Corporate Directors, an organization which promotes the continuing education of directors;

•      Online secure site where management can post updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

•      Presentations by management of TransAlta to provide directors information pertinent to our business; and

•      Information sessions on topics suggested by directors.  The GEC sets a schedule for speakers and/or presentations from internal or external sources.

In 2015, our directors received presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
February	Cyber Security	TransAlta Corporation	All Directors except G. Nelson
July	Ghost Hydro Facility Tour	TransAlta Corporation	J. Dielwart T. Jenkins B. Park
October	Alberta Economy and Regulatory Changes	P. Tertzakian	All Directors except W. Anderson

Financial Literacy

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements.  The Board has determined that all directors are financially literate according to this definition.  As well, Ms. Park qualifies as an “audit committee financial expert” as defined by the U.S. Securities Exchange Act of 1934.  This determination is based on an analysis of each director’s education, skills and experience.  Designation as an “audit committee financial expert” does not impose on such person any duties, obligations and liability that are greater than the duties, obligations and liability imposed on a member of the committee and Board in the absence of such designation.

External Consultants and other Third Parties

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion.  During 2015, the HRC retained independent compensation consultants to advise it on the Company’s compensation plan.

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THE BOARD EFFECTIVENESS

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board committees, individual directors and the Chair’s performance.  Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

•      Board members complete a detailed questionnaire which: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

•      Responses are reviewed by the GEC together with the Chair of the Board.

•      Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Board.

•      The GEC and Board reviews and considers the proposed changes to the General Governance Guidelines of the Board.

•      A summary report is prepared by the Chair of the Board.

•      The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•      Areas of improvement and objectives are identified and monitored.

•      Suggestions are provided to CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

•      Board members assess and comment on the Chair of the Board’s performance measured against the position description.

•      Individual responses are received by the Chair of the GEC during one-on-one sessions with each member of the Board.

•      A summary report is prepared by the Chair of the GEC and provided to the Chair of the Board and the full Board during an in camera session.

•      Prior to expiry of the Chair of the Board’s first term, the Chair of the GEC makes recommendation to the full Board with respect to renewal of term.

Board Committees (Annual)	All Members of the Board

•      Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

•      Responses are reviewed by the GEC and Chair of the Board.

•      Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Committees.

•      The GEC and Board reviews and considers the proposed changes to the Committee Charters.

•      A summary report is prepared by the Chair of the Board.

•      The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•      The Chairs of the respective Committees are expected to follow-up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

•      Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

•      Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

• The Chair of the Board reports summary findings to the full Board during an in camera session.

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Identifying New Candidates for the Board

Each year the GEC reviews the size, composition and profile of our Board, taking into account succession planning, geographical representation, disciplines, professional experience, strategy, and our direction in order to ensure it has the mix of skills and experience to guide TransAlta’s business and to execute our long-term strategy.  A competency/skills matrix that outlines the areas of expertise and experience of each director is maintained and regularly reviewed.  In line with our needs, the GEC maintains an evergreen list of potential nominees which is typically generated through individual referrals.  This list is reviewed annually to ensure that it remains current and that the candidates possess the mix of skills and experience required to meet our strategy and business needs.

This year, the GEC determined that the current slate of directors and the size and composition of the Board meet the needs, both in terms of strategy and business, for the next year.

Communications with Shareholders

To facilitate and foster relations with Shareholders and stakeholders and to ensure the prompt disclosure of material information, we have a Disclosure Policy.  The Board reviews this policy annually.  More generally, we communicate with our Shareholders and other stakeholders through a variety of means, including our annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and our website.  To further enhance our relationship with Shareholders, we have met with some of our Shareholders in order to discuss with them any concerns they may have or recommendations.  Shareholders may communicate with the Board by writing to us to the attention of: Chief Legal and Compliance Officer and Corporate Secretary, or by emailing corporate_secretary@transalta.com or by calling our Ethics Help-Line at 1.888.806.6646.  We also provide our Shareholders with the opportunity to vote, on an advisory basis, on our approach to executive compensation annually.

Copies of our annual and quarterly reports, news releases, dividend information, transcripts of our quarterly conference calls, and other corporate information considered helpful to investors may be found on our website at www.transalta.com/powering-investors/why-invest.

TransAlta Corporation 2016 Management Proxy Circular	36

REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The ARC is comprised of independent directors in accordance with National Instrument 52-110 “Audit Committees”. All members of the ARC are “financially literate” as required by the New York Stock Exchange and the Canadian Securities Administrators.  Ms. Park is an “audit committee financial expert” defined by the U.S. Securities Exchange Act of 1934.

Alan Fohrer (Chair)	John Dielwart	Timothy Faithfull	Yakout Mansour	Beverlee Park

MANDATE

The ARC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the risk identification and assessment process conducted by management.

The full text of the ARC’s charter is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2015, the ARC completed the following:

Financial Reporting

•

reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management discussion and analysis;

•

received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

•	received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and
•

reviewed the Company’s annual information form and relevant portion of the Proxy Circular for the year ended December 31, 2015, and made recommendations to the Board with respect to the independence of the ARC members and the individual to be designated as an “audit committee financial expert” as provided under U.S. securities laws.

Risk Management and Regulatory Compliance

•	received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;
•	received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, developing risks forecast and programs/policies put in place to mitigate or address such risks;
•	together with the GEC, reviewed the Company’s insurance programs and coverage vis à vis its risk profile;
•

reviewed with the external auditors and the internal auditors the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•	reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;
•	reviewed the Company’s policies with respect to financial and commodity exposure management;
•	received quarterly updates on the Company’s financial and commodity exposure management activities;

37	TransAlta Corporation 2016 Management Proxy Circular

•	received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and
•	reviewed the financial performance of the Company’s pension plans.

External Auditors

•	reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for Shareholder approval;
•	adopted the Canadian Public Accountability Board’s Standards for auditor review and assessments;
•	reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made and the reasonableness of the assessments made by management;
•	reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;
•

obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

•	approved the fees payable to the external auditors;
•	reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
•	reviewed and approved non-prohibited services to be provided by the external auditors; and
•

met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Information Technology (“IT”)

•	received updates from the Company’s IT department on system integrity, updates, and overall system security.

Internal Auditors

•	reviewed the mandate, independence, qualifications and resources of the internal auditor;
•	reviewed and approved the annual work plan and continued to monitor a three-year rolling plan of the internal audit department;
•	received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;
•	reviewed and discussed with the Internal Auditor any complaints received from the Company’s Ethics Help-Line to ensure that all matters were investigated and addressed as required;
•	engaged Internal Audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and
•

met privately, without any members of management present, with the Internal Auditor in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition, during 2015 the ARC:

•

met regularly with external auditors; the Internal Auditor; the CEO; the CFO; the Managing Director, Corporate Controller; the Chief Legal and Compliance Officer and Corporate Secretary and other members of management, as required;

•	met in camera, without management present, at the conclusion of each in person meeting; and
•	reviewed the changes made to the Company’s trade compliance program.

The ARC has reviewed its mandate and is satisfied that it met the terms of its charter in 2015.

Alan J. Fohrer (Chair)   John P. Dielwart   Timothy Faithfull   Yakout Mansour   Beverlee Park

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REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The GEC is comprised of independent directors.  Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in government relations, corporate governance, industry experience, finance and business judgment.

P. Thomas Jenkins (Chair)	William Anderson	John Dielwart	Timothy Faithfull	Yakout Mansour

MANDATE

The GEC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles.  The GEC is also responsible for board recruitment and for the nomination of directors to the Board and its committees.  In addition, the GEC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The charter of the GEC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2015, the GEC completed the following:

Corporate Governance

•

reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix in order to assess the skills gap that would arise through the retirement of four directors from the Board also taking into consideration the future and strategic direction of the Company;

•	evaluated the size of the Board and the composition of its committees to provide for staffing of each committee with the appropriate mix of skills and experience;
•	recommended the nominees to stand for election as directors at the annual general meeting;
•	reviewed and recommended amendments as required to the Company’s General Governance Guidelines;
•	reviewed and recommended amendments to the charters of each committee, which were approved by the Board;
•	reviewed and recommended amendments to the Terms of Reference of the Chair of the Board;
•	the Chair of the committee performed an evaluation of the Chair’s performance based on one-on-one discussions with each member of the Board;
•

performed an evaluation of the Board and its committees and held a discussion in camera at the Board on the results of the anonymous evaluations addressing also matters for improvement and change where applicable;

•	reviewed and approved the continuous education program for directors, ensuring that educational presentations by either company representatives or third parties are part of the Board’s regular agenda;
•

reviewed the market competitiveness of directors’ compensation and made recommendations for change in 2015 in order to remain at the median of its comparator group and companies of similar sizes in Canada;

•	reviewed and approved the GEC portion of the Proxy Circular; and
•	together with the ARC reviewed the directors’ and officers’ insurance program and indemnity.

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Environment, Health and Safety (“EH&S”)

•	received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;
•

received reports and briefings on management’s initiatives with respect to changes in climate change legislation, policy developments as well as other draft initiatives and the potential impact such initiatives may have on the Company’s operations in Canada and the United States;

•	assessed the impact of the greenhouse gas policies implementation and other legislative initiatives on the Company’s business;
•	reviewed with management the EH&S policies of the Company;
•	reviewed with management the health and safety practices implemented within the Company, as well as the evaluation and training processes put in place to address problem areas;
•	received regular reports from management on the near miss reporting program and discussed with management ways to improve the EH&S processes and practices; and
•	reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

In addition, during 2015 the GEC met in camera, without management present, at the conclusion of each in person meeting.

The GEC has reviewed its mandate and is satisfied that it met the terms of its charter in 2015.

P. Thomas Jenkins (Chair)   William D. Anderson   John P. Dielwart   Timothy Faithfull   Yakout Mansour

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REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

All members of the HRC are independent. Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, corporate governance, industry, finance and business judgment.

Georgia Nelson (Chair)	William Anderson	P. Thomas Jenkins	Beverlee Park

MANDATE

The HRC is empowered by the Board to review and approve key compensation and human resources policies of TransAlta which are intended to attract, recruit, retain and motivate employees of the Company.  The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans, the adoption of human resources policies which support human rights and ethical conduct, the review and approval of executive management succession and development plans.

The charter of the HRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2015, the HRC completed the following:

•                  In January, the HRC reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the executives’ performance over the last year.  The HRC also undertook a comprehensive review of compensation risks.  This information serves as the platform for review of our CEO’s and executives’ total compensation against our business strategy, market data and peer group;

•                  In February, the HRC reviewed and recommended to the Board for approval the variable compensation payable to the executives.  In making its recommendations, the HRC considered the performance of the executive, the Company and the financial results as a whole over the past year.  It also recommended to the Board the approval of its report to Shareholders and the CD&A;

•                  In April, when the Board reviewed the long-range forecast for the Company, the HRC undertook a review of our long-term incentive plan metrics to determine its continued reinforcement of our key priorities;

•                  In July, the HRC reviewed our comparator group to ensure its continued alignment with the Company;

•                  In October, when the Board reviewed our financial plans for the coming year, the HRC reviewed and approved the overall salary budget for the coming year; and

•                  In December, the HRC reviewed and approved the financial targets and metrics for our variable compensation plans for the coming year and conducted a review of the risk assessment completed with respect to our variable compensation targets as against our proposed budget.

In 2015, the HRC also:

•                  reviewed and recommended to the Board approval of the CEO’s role description;

•                  recommended to the Board approval of Long Term Incentive Plan grants;

•                  conducted annual salary review for executive officers;

•                  reviewed achievements of variable compensation plans at each of its regularly scheduled meetings;

•                  reviewed the 2015 annual pension report;

•                  reviewed the HRC charter and approved the 2016 HRC work plan;

•                  reviewed and approved personal goals for the CEO and each of her direct reports; and

•                  reviewed and approved updated share ownership guidelines for the Company’s officers.

41	TransAlta Corporation 2016 Management Proxy Circular

In addition, during 2015 the HRC met in camera, without management present, at the conclusion of each in person meeting.

The HRC has reviewed its mandate and is satisfied that it met the terms of its charter in 2015.

Georgia R. Nelson (Chair)   William Anderson   P. Thomas Jenkins   Beverlee F. Park

TransAlta Corporation 2016 Management Proxy Circular	42

COMPENSATION

REPORT ON DIRECTOR COMPENSATION

Philosophy and Approach

The Board is responsible for developing and implementing the directors’ compensation plan and has delegated the day-to-day responsibility to the GEC.  The compensation practices for directors take into consideration:

•                  the complexity of our industry and size of our business;

•                  the retention and attraction of qualified individuals to serve as directors on our Board;

•                  the provision of competitive compensation; and

•                  the importance we place on aligning directors’ compensation with the interests of our Shareholders.

The GEC reviews annually the market competitiveness of directors’ compensation against companies of similar size and scope in Canada.  It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors the Company benchmarks its compensation at the median of the Comparator Group (as defined herein) and to Canadian companies of similar size.  Beginning January 1, 2015, a flat fee compensation system for the independent directors was implemented.

Components of Compensation for 2015

Retainers(1)
Chair of the Board	$330,000
Board Member	$160,000

Committee Chair Annual Retainer Fees
Audit and Risk Committee	$25,000
Human Resources Committee	$25,000
Governance and Environment Committee	$15,000
Fee for each Board meeting in excess of ten	$1,500

Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000
Travel supplement for directors outside of Canada	$10,000/year

Note:

(1)                                  For 50% of the retainer, the director can choose to receive it as cash, deferred share units or common shares. For the other 50% of their retainer, the director can choose to receive it as deferred share units or common shares.

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share.  DSUs may not be redeemed until the director leaves the Board.  As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on that date.  The DSU account of each director is also credited with units equivalent to cash dividends declared based on the closing price of a TransAlta common share on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his/her account multiplied by the then market value of a TransAlta common share, less applicable taxes.  At December 31, 2015, the accrual in respect of DSUs currently outstanding to directors was $2,114,899.68, based on the closing price of a TransAlta common share on December 31, 2015 of $4.91.

43	TransAlta Corporation 2016 Management Proxy Circular

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above.  Each independent director is required to acquire and hold a minimum value of three times the director’s annual retainers.  In July 2015, the Board amended the external directors’ share ownership policy, which included specifying that the ownership value be determined in reference to the average closing price of the Company’s shares for the 20 trading days preceding the applicable date on the TSX.  On February 17, 2016, the Board further amended the external directors’ share ownership policy to increase the period of time directors have to meet their share ownership requirements from three years to five years.  New directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board.

Shareholdings of Directors at December 31, 2015

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2015 Annual Retainer	Ownership Requirement Met(3)
W.D. Anderson – 2003	2015	74,242	16,082	$345,226.54	0.72x	2.16x	On track
	2014	58,160		$611,843.83
J.P. Dielwart – 2014	2015	26,098	24,151	$121,356.18	0.25x	0.76x	On track(4)
	2014	1,947		$20,480.22
T.W. Faithfull – 2003	2015	90,464	17,135	$420,658.00	0.88x	2.63x	On track
	2014	73,329		$771,420.40
D.L. Farrell – 2012	2015	455,144	202,866	$2,116,419.60	2.23x	N/A	On track(5)
	2014	252,278		$2,858,313.00
A.J. Fohrer - 2013	2015	38,120	24,574	$177,260.15	0.37x	1.11x	On track
	2014	13,546		$142,504.03
G.D. Giffin – 2002	2015	75,347	26,390	$350,363.68	0.35x	1.06x	On track
	2014	48,957		$515,023.72
P.T. Jenkins – 2014	2015	508,289	(296,676)	$2,363,544.83	4.92x	14.77x	Yes
	2014	804,965		$5,092,637.32
Y. Mansour – 2011	2015	41,725	13,823	$194,021.99	0.40x	1.21x	On track
	2014	27,902		$293,525.89
G. Nelson – 2014	2015	29,287	24,391	$136,185.36	0.28x	0.85x	On track(6)
	2014	4,896		$51,506.31
B.F. Park – 2015	2015	18,823	N/A	$87,528.88	0.18x	0.55x	On track(7)

Notes:

(1)                            Includes units credited in lieu of reinvested dividends.  See “Report on Director Compensation – Components of Compensation for 2015 – Deferred Share Units” for further information on the DSU plan.  Mrs. Farrell’s holdings includes Common Shares, ODSUs and Restricted Share Units eligible to be counted towards share ownership under the executive share ownership policy.

(2)                            The 2014 value is based on the closing price of a TransAlta common share as of December 31, 2014 of $10.52 and the 2015 value is based on the weighted average closing price of TransAlta common share on the TSX for the 20 trading days prior to and including December 31, 2015 of $4.65.  In accordance with the executive share ownership policy, the value of Mrs. Farrell’s holdings for 2014 was based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including March 4, 2015 of $11.33.

(3)                            Due to the changes to the independent directors’ share ownership policy, independent directors now have until the later of five years from the date they joined the Board and February 17, 2018 to meet the independent directors’ share ownership requirement.

(4)                            Mr. Dielwart was appointed to the Board on October 1, 2014 and has until October 1, 2019 to meet the requirement.

(5)                            Mrs. Farrell is required to hold four times her base salary in accordance with the executive share ownership policy.  Mrs. Farrell has until December 1, 2017, to meet the requirement.  She is on track to meet this requirement.

(6)                            Ms. Nelson was appointed to the Board on April 29, 2014 and has until April 29, 2019 to meet the requirement.

(7)                            Ms. Park was appointed to the Board on April 28, 2015 and has until April 28, 2020 to meet the requirement.

TransAlta Corporation 2016 Management Proxy Circular	44

Summary of Directors’ Compensation for the Fiscal Year 2015

Beginning January 1, 2015, a flat fee compensation system for the independent directors was implemented.  The flat fee provides each independent Board member an annual retainer of $160,000 and the Chair of the Board an annual retainer of $330,000.  The flat fee includes up to ten (10) Board meetings and for every Board meeting after ten (10), a meeting fee of $1,500 is paid.  The fees were determined in recognition of the significant time and energy required of the directors in the performance of their duties.  Directors are expected to prepare for and attend an average of five Board meetings per year, participate on Board committees and ensure that they stay informed about the Company’s business and the rapidly changing business and regulatory environment.  In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations.

For the year-ended December 31, 2015, the independent directors received additional compensation due to the additional ad hoc meetings that occurred in 2015.  The additional ad hoc committee and board meetings that arose in 2015 required significant time and energy of the members of the Board and related to strategic initiatives of the Company, including as it related to the changing regulatory landscape and executing on related party transactions with TransAlta Renewables Inc.

Name (a)	Fees Earned ($)	Board Meeting Fee(1) ($)	Ad Hoc Committee Fees ($)	Chair Fee ($)	Share-based awards ($)	All other compen- sation(2) ($)	Total ($)

W.D. Anderson(3)	80,000	7,500	40,000	40,000	80,000	9,000	256,500.00
	Cash			Ad Hoc	DSU

J.P. Dielwart	80,000	12,000	20,000	-	80,000	-	192,000.00
	DSU				DSU

T.W. Faithfull(4)	80,000	10,500	-	8,173.04	80,000	19,500	198,173.04
	Cash			HRC	Shares

D.L. Farrell(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

A.J. Fohrer(6)	80,000	9,000	50,000	16,826.84	80,000	15,000	250,826.84
	DSU			ARC	DSU

G.D. Giffin(7)	165,000	12,000	-	60,000	165,000	15,000	417,000.00
	Cash			Ad Hoc	Shares

P.T. Jenkins(8)	80,000	12,000	40,000	10,096.23	80,000	-	222,096.23
	DSU			GEC	DSU

C.K. Jespersen(9)	26,153.84	-	-	-	26,153.84	3,000	55,307.68
	Cash				DSU

M.M. Kanovsky(10)	26,153.84	-	-	4,903.88	26,153.84	-	57,211.56
	DSU			GEC	DSU

K.E. Maidment(11)	26,153.84	-	-	8,173.04	26,153.84	3,000	63,480.72
	Cash			ARC	Shares

Y. Mansour	80,000	12,000	-	-	80,000	15,000	187,000.00
	Cash				DSU

G.R. Nelson(12)	80,000	10,500	-	16,826.84	80,000	13,500	200,826.84
	DSU			HRC	DSU

B.F. Park(13)	53,846.14	9,000	10,000	-	53,846.14	6,000	132,692.28
	Shares				DSU

M.C. Piper(14)	26,153.84	-	-	-	26,153.84	4,500	56,807.68
	Cash				DSU

TOTAL	883,461.50	94,500	160,000	164,999.87	883,461.50	103,500	2,289,922.87

Notes:

(1)                                  The flat fee includes for up to ten (10) Board meetings.  For every Board meeting after ten (10), a meeting fee of $1,500 per meeting is paid.

45	TransAlta Corporation 2016 Management Proxy Circular

(2)                                  This column includes travel fees paid to each director and a travel supplement for foreign-based directors.  TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip for a meeting and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting. Commencing in the second quarter of 2015, directors that reside outside of Canada received $10,000 annually (pro-rated for 2015).

(3)                                  Mr. Anderson was Chair of one of our ad hoc committees.

(4)                                  Mr. Faithfull was the Chair of the HRC until April 28, 2015.

(5)                                  Mrs. Farrell is President and CEO of the Company and did not receive any Director compensation.  Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”) in this Proxy Circular.

(6)                                  Mr. Fohrer was appointed as Chair of the ARC on April 28, 2015.

(7)                                  Mr. Giffin is Chair of the Board and was the Chair of one of our ad hoc committees.

(8)                                  Mr. Jenkins was appointed as the Chair of the GEC on April 28, 2015.

(9)                                  Mr. Jespersen retired from the Board on April 28, 2015.

(10)                            Mr. Kanovsky retired from the Board on April 28, 2015.

(11)                            Ms. Maidment retired from the Board on April 28, 2015.

(12)                            Ms. Nelson was appointed as the Chair of the HRC on April 28, 2015.

(13)                            Ms. Park was appointed to the Board on April 28, 2015.

(14)                            Ms. Piper retired from the Board on April 28, 2015.

Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended December 31, 2015.

Director	Cash (%)	Equity (%)

W.D. Anderson	50	50
J.P. Dielwart	-	100
T.W. Faithfull	50	50
D.L. Farrell(1)	N/A	N/A
A.J. Fohrer	50	50
G.D. Giffin	50	50
P.T. Jenkins	-	100
C.K. Jespersen(2)	50	50
M.M. Kanovsky(2)	-	100
K.E. Maidment(2)	50	50
Y. Mansour	50	50
G.R. Nelson	-	100
B.F. Park	-	100
M.C. Piper(2)	50	50

Notes:

(1)                        Mrs. Farrell as President and CEO of the Company does not receive compensation as a director.

(2)                        Messrs. Jespersen and Kanovsky, and Mses. Maidment and Piper retired from the Board on April 28, 2015.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see the table “Summary of Directors’ Compensation for the Fiscal Year 2015”.

TransAlta Corporation 2016 Management Proxy Circular	46

REPORT ON EXECUTIVE COMPENSATION

Letter to Shareholders

As the Chairs of the HRC and of the Board, we are pleased to share with you the Board’s approach to considering and determining compensation for TransAlta’s most senior executive officers for 2015. The design and application of TransAlta’s executive compensation strategy is a key responsibility of your Board. Our approach is based on three key tenets: pay for performance, alignment with Shareholder interests and sound risk-management principles.

Anticipating a prolonged period of low commodity prices, TransAlta set a strategy designed to achieve world-class safety performance, deliver quality operational and financial performance, pay down $500 million in debt and modestly grow the Company in 2015. Significant results were achieved:

•      TransAlta’s 2015 safety injury frequency rate (“IFR”) was 0.75, our best ever;

•      TransAlta’s adjusted comparable fleet availability was a satisfactory 90.2%;

•      organizational restructuring across the company reduced the total staff complement by 486 positions through reductions, attrition and consolidation. This included a reduction in the total size of the management team from 225 to 139 positions;

•      the combination of reduced costs, improved operating performance and significant improvement in operating efficiency, yielded total cost savings of approximately $50 million;

•      TransAlta repaid $500 million of U.S. debt in January 2015 and increased liquidity to $1.4 billion range in January 2016;

•      TransAlta raised more than $1 billion in capital from two major transactions with TransAlta Renewables and Alberta Investment Management Company (“AIMCo”).  TransAlta’s ownership in TransAlta Renewables remains at approximately 64%, ensuring TransAlta remains committed to maintaining its majority ownership position;

•      received approval from the Alberta Utilities Commission to construct Sundance Unit 7, an 856 MW high efficiency natural gas-fired power station;

•      in Western Australia, TransAlta advanced the construction of South Hedland and we expect it to bring new cash flows starting in mid-2017. TransAlta also completed construction on a AUD$183 million natural gas pipeline;

•      TransAlta signed a new 15-year, 72 MW power supply contract for our Windsor facility;

•      TransAlta acquired a 21 MW solar facility in Massachusetts and a 50 MW wind facility in Minnesota; and

•      TransAlta also restructured its contractual arrangement with Suncor Energy at the Poplar Creek facility to extend the contracted cash flows attributed to Poplar Creek from 2023 to 2030, when ownership of the facility will transfer to Suncor.  The transaction included an agreement to acquire Suncor’s interest in two wind farms: the 20 MW Kent Breeze facility located in Ontario and, Suncor’s 51% interest in the 88 MW Wintering Hills facility located in Alberta.

The achievements highlighted above were realized despite consistently low power prices and depressed economic activity in Alberta and the Pacific Northwest of the U.S.  Low volatility in Alberta negatively impacted the ability to leverage the flexibility of our Hydro portfolio in the province. In sum, during difficult times, TransAlta’s management was focused on making progress.

The Board recognizes, and shares the disappointment of our investors, that these meaningful improvements in our business have not yet been realized through a growing stock price.  TransAlta firmly believes, however, that these steps have laid a foundation for future success.

Our Philosophy

TransAlta’s compensation strategy includes comparable funds from operations (“FFO”) as a key performance metric.  This metric provides the best assessment of the Company’s cash flow, use of capital and asset management. Consequently, our compensation plan reinforces management decisions that optimize resource allocation, encourage prudent financial and operational improvements and foster an environment of continued growth for the Company.

47	TransAlta Corporation 2016 Management Proxy Circular

Our compensation plans recognize both annual and sustainable performance, and are risk tested annually to ensure that decisions made are in the long-term best interests of the Company.  The HRC and the Board strongly encourage you to read the “2015 CEO Pay for Performance Analysis” in this Proxy Circular.

The HRC and the Board are committed to having a compensation strategy that not only pays for performance, but is also balanced and transparent.

Our Annual Incentive Plan

To create a direct alignment between FFO and annual incentive compensation (“AIC”), the AIC plan is funded through a limited pool determined as a percentage of FFO that is higher or lower depending on the level of FFO achieved. Individual payouts can range from 0 – 2x target and are determined on the basis of individual and corporate performance targets, which apply to all AIC participants. The corporate targets are:

•      FFO (weighted 50%);

•      FCF (weighted 25%); and

•      Availability (weighted 25%).

In addition, FFO must also meet a minimum level before executives can earn any AIC payout. This minimum is approved by the Board and ensures the affordability of our AIC.

To foster further alignment with you, our Shareholders, the Company allows our executives to direct all or a portion of their AIC, as well as base pay, into officer deferred share units (“ODSUs”), which must be held until retirement. This also assists executives to meet their share ownership requirements.

Our Medium-Term Incentive Plan

Shareholder alignment is reinforced through the Company’s medium-term incentive plan (“MTIP”), which provides alignment between the executives’ pay and the longer-term performance of the Company. The MTIP includes performance share units (“PSUs”), which payout at zero if the specified thresholds are not achieved, and restricted share units (“RSUs”):

•      PSUs (weighted 2/3rds ) cliff-vest at the end of three years and payout based on the three year average of:

•      Growth in FFO/share (weighted 1/3rd);

•      Growth in FCF/share (weighted 1/3rd); and

•      Total shareholder return (“TSR”) relative to the S&P/TSX Composite Index (weighted 1/3rd).

•      RSUs (weighted 1/3rd) cliff-vest at the end of three years.

2015 Company Performance

Dawn Farrell, our President and CEO since her appointment on January 2, 2012, has focused the management team on:

•      diversifying and growing the Company’s asset base geographically and by fuel source;

•      planning for the reduced life span of our coal-fired power generation facilities as a result of new Canadian and U.S. environmental regulations;

•      planning for the additional merchant exposure TransAlta will face when the Alberta long-term PPAs expire; and

•      designing a strategy to succeed in a lower power price context.

In 2015, TransAlta achieved the following performance against its AIC targets:

Metric	Target	Actual
FFO	$770m	$740m
Free cash flow (“FCF”) (1)	$430m	$460m
Availability	90.6%	90.2% (2)

Notes:

(1)       FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)       Adjusted from reported comparable availability of 89% for economic dispatching at Centralia and Sundance Unit 5, as well as the cost of the force majeure at Keephills Unit 1 and the timing of the contract restructuring at the Poplar Creek co-generation facility.

TransAlta Corporation 2016 Management Proxy Circular	48

2015 CEO Performance and Compensation

Mrs. Farrell’s AIC is based on the achievement of corporate performance goals (weighted 80%) and individual performance objectives (weighted 20%).  In assessing her 2015 AIC compensation, the HRC and the Board considered the Company’s performance and Mrs. Farrell’s performance against the specific individual goals set by the Board at the beginning of the year. These covered leadership, growth strategy, financial and operational performance, new products and partnerships, and protecting the Company’s reputation.

Corporate performance is the single biggest factor affecting the Board’s decision on pay for TransAlta’s executive officers.  74% of Mrs. Farrell’s overall target total compensation opportunity is at-risk and performance-based.  This includes an annual bonus (21%) and equity-based (53%), as detailed below:

AIC

•      The Board assessed Mrs. Farrell’s accomplishments against her individual goals at 90%, which is aligned with the corporate AIC scorecard result of 89%.  When Mrs. Farrell’s individual AIC component (which was weighted 20% in 2015) is combined with her corporate AIC component (which was weighted 80% in 2015) the result is an AIC award of $762,660, which is 89% of target (90% of base salary).  Mrs. Farrell elected to receive her 2015 AIC award entirely in ODSUs.

MTIP

•      Mrs. Farrell received an MTIP grant of 220% of her base salary of $950,000 (i.e. $2,090,000) for the performance period 2013 – 2015. The grant consisted of PSUs (weighted 2/3rds) and RSUs (weighted 1/3rd).  All share units vested on January 1, 2016. As the Company did not achieve threshold on the PSU targets, Mrs. Farrell did not receive a PSU payout. The RSUs vested and Mrs. Farrell received $287,417, which represents approximately 14% of her original MTIP grant value.  In other words, the payout was aligned with Company performance.

The HRC and the Board believe that the compensation awarded to Mrs. Farrell for 2015 accurately reflects the performance of the Company in 2015. In addition, the performance-based nature of Mrs. Farrell’s incentive compensation is evidenced by the comparison of her target, reported and realized compensation for the last three years:

Year	Target Compensation (1) $000	3 Year Average Realized Compensation (2) $000	Realized Compensation as a Percentage of Target Compensation	3 Year Average Reported Compensation (3) $000	Realized Compensation as a Percentage of Reported Compensation
2015	$3,965	$2,065	52%	$3,923	53%
2014	$3,965	$1,895	48%	$3,690	51%
2013	$3,965	$1,881	47%	$3,528	53%

Notes:

(1)             Target compensation includes base pay, perquisites and variable compensation if paid at target.

(2)             Realized compensation includes the three year average of base salary, perquisites, AIC and MTIP payouts. Unvested RSUs were valued using the common share price on the TSX as at December 31 of the applicable year, and unvested PSUs were assigned a value of zero as performance achieved could be below threshold.

(3)             Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value.”

49	TransAlta Corporation 2016 Management Proxy Circular

Our Responsibility to Get it Right

The HRC and the Board are committed to maintaining a compensation program that attracts, retains and motivates top executive talent to deliver the right outcome for our Shareholders and other stakeholders.  We are committed to the principle that compensation is aligned with performance and incents actions designed to achieve strategic goals.  We are advised by independent experts and we perform rigorous analysis in assessing the performance of the Company and the individual executive.  We are committed to delivering on our long-term strategy in a manner that reflects the responsible stewardship of your capital. We welcome your feedback and encourage you to use the communication mechanisms outlined in this Management Proxy Circular.  Further, we provide Shareholders with an advisory “Say on Pay” vote through which you can express a view on TransAlta’s approach to executive compensation. The Say on Pay resolution is provided on page 27 of this Proxy Circular. On behalf of the members of the HRC and the Board, we thank you for your continued support of TransAlta.

Georgia R. Nelson Chair of the HRC	Gordon D. Giffin Chair of the Board

TransAlta Corporation 2016 Management Proxy Circular	50

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Board reviews and assesses TransAlta’s compensation program to ensure there is:

•       a well-defined link between executive compensation and the strategic goals of the Company (the “Compensation Strategy”);

•       rigour in setting performance goals and assessing performance; and

•       a clear link between pay and performance.

This Compensation, Discussion and Analysis (“CD&A”) provides a detailed discussion of the principles, structure and policies that underpin our executive compensation program.

Our disclosure is organized as follows:

Our Compensation Strategy / Changes for 2016	Page 52
Our Guiding Principles / Compensation Governance	Page 53
Shareholder Alignment	Page 57
Ensuring Competitive Compensation at TransAlta	Page 58
Annual Compensation Risk Review Process	Page 59
Performance Analysis	Page 60
Pay Decisions of the HRC and the Board	Page 62
2015 CEO Pay for Performance Analysis	Page 63
2015 NEO Annual Compensation Analysis	Page 64
Summary Compensation Table	Page 70
Other Required Disclosure	Page 71

For the fiscal year ended December 31, 2015 our Named Executive Officers (“NEOs”) were:

•                  Dawn L. Farrell, President and Chief Executive Officer;

•                  Donald Tremblay, Chief Financial Officer;

•                  Brett M. Gellner, Chief Investment Officer;

•                  John H. Kousinioris, Chief Legal and Compliance Officer and Corporate Secretary; and

•                  Wayne Collins, Executive Vice-President, Coal and Mining Operations.

Summary

TransAlta is a power generation and wholesale energy marketing company with operations in Canada, the United States and Australia.  The nature of our business impacts the design of our Compensation Strategy and how we deliver compensation over time.  Our objective is to generate economic value for our Shareholders by investing our capital in ways that maximize returns over the short, medium and long-term, consistent with our risk appetite.  Our business is capital-intensive and the benefits of business decisions made today may not be realized until several years in the future.

Our Compensation Strategy has been designed to attract, motivate and retain qualified executives to deliver on our business objectives.  We believe that an effective compensation program is competitive within the marketplace and rewards performance through the achievement of specific annual and strategic medium to longer-term goals.  We drive long-term Shareholder value by including at-risk and equity-based compensation as part of our Compensation Strategy, and by requiring our executives to have a stake in the Company through share ownership requirements.

With the assistance of external compensation advisors, we gather and analyze compensation data of comparable companies in order to maintain target total direct compensation (“TDC”) levels at the median (50th percentile, cash and variable pay) of our Comparator Group with the ability to earn more if targets are exceeded subject to a maximum payout of two times target.  A description of our Comparator Group is provided in the “Ensuring Competitive Compensation at TransAlta” section of this CD&A.

51	TransAlta Corporation 2016 Management Proxy Circular

OUR COMPENSATION STRATEGY

Our Compensation Strategy comprises a mix of fixed and variable compensation plans, which the HRC and Board believe reinforce management decisions that optimize resource allocation and encourage prudent financial and operational performance while maintaining a balanced level of risk-taking.  The HRC and the Board also believe our compensation strategy promotes sustained growth in cash flow, and aligns compensation with Shareholder value creation.

Our compensation plans use FFO as the key measure for variable compensation. The HRC and the Board believe FFO:

•       provides an appropriate measure of the cash flow we have available to meet our commitment to pay dividends, maintain existing assets, service our debt and grow the Company;

•       is the best measure of the health of the Company;

•       is critical to maintain in times of change and transformation;

•       is a measure that drives performance because our employees understand how they can impact FFO every day, allowing the entire organization to work towards our success every day.

Our variable compensation plans for 2015 included:

•       an AIC plan that is funded through a pool determined as a percentage of FFO, which is higher or lower depending on the level of FFO achieved. Individual AIC awards can range from 0 – 2x target and are based on both a corporate and personal component;

•       an MTIP that consists of 2/3rds performance-contingent PSUs (which payout at zero if threshold performance is not achieved) and 1/3rd RSUs. All units cliff vest at the end of three years; and

•       an ODSU plan that allows executives to direct all or a portion of their base pay and AIC awards into ODSUs. This provides direct alignment of interests between the executive and Shareholders as these ODSUs may not be redeemed until their termination or retirement from the Company.

Changes for 2016

Effective for the 2016 performance year, the Board has modified the Company’s variable compensation plans to enhance the alignment of interests between our executives and Shareholders:

•       the AIC plan includes a corporate scorecard and three separate business unit scorecards consisting of one for each of the following: Coal and Mining, Gas and Renewables, and Trading and Marketing;

•       the weighting of Company performance for executive AIC awards has increased for the second consecutive year:

•       for the CEO, her 2016 AIC award will be based 100% on corporate performance (previously 80% corporate and 20% individual);

•       for business-unit executives, AIC awards will be based 50% on business unit performance, 25% on corporate performance, and 25% on individual performance (previously 75% corporate and 25% individual); and

•       for non-business unit executives, AIC awards remain unchanged at 75% corporate and 25% individual.

•       in order to enhance the longer-term focus of the MTIP, and to increase focus on improving share price performance, we have added stock options to the MTIP mix. As such, the MTIP has been renamed Long-Term Incentive Plan (“LTIP”) and will include PSUs, RSUs and stock options (weighted 50%, 25%, 25% respectively);

•       PSU metrics have been refined and, for 2016, will be based on FFO-to-Debt (weighted 50%) and Reported FCF (weighted 50%). Relative TSR will also be used as a modifier of 80% to 120%;

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•       individual LTIP targets have been reduced at every level of the organization to recognize the decrease in our share price and to reduce the costs of our compensation programs. Executive LTIP targets are now as follows:

•                  CEO – 185% (previously 220%);

•                  Chief Investment Officer – 150% (previously 175%); and

•                  remaining executives – 105% (previously 125%).

Our Guiding Principles

In addition to the detailed descriptions in this CD&A, the guiding principles of our approach to executive compensation, and the process by which the Board made its decisions in 2015, were:

1.             align executive pay to performance through a mix of short and medium to longer-term incentive programs;

2.             emphasize performance-based compensation, with the majority of executive pay “at-risk”;

3.             focus variable compensation on FFO, FCF and availability, which are strategically important metrics for the Company;

4.             ensure executives are substantial shareowners to align their interests with the interests of Shareholders; and

5.             attract and retain executives to lead the Company to achieve its strategy and growth objectives without taking excessive risks.

Compensation Governance

In setting our Compensation Strategy, and in designing and applying all elements of compensation, the HRC:

•      oversees the implementation of our Compensation Strategy to ensure that it aligns with our corporate objectives and performance as a whole;

•      ensures, through effective policy and compensation plan design, that the interests of executives are aligned with those of long-term Shareholders;

•      reviews the competitiveness of our Compensation Strategy, taking into account incentive design and compensation levels of companies in our Comparator Group;

•      undertakes an annual review of compensation-related risks to ensure that the program design, processes and safeguards in place are effective to mitigate excessive risk-taking; and

•      receives advice from its independent advisor, Meridian Compensation Partners LLC (“Meridian”), on TransAlta’s compensation strategy and considers the advice provided by Willis Towers Watson, the advisors to management, and AON Hewitt, the Company’s actuary and advisor on pension matters.

The following diagram illustrates the process we follow to set and implement our Compensation Strategy:

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OUR FIXED COMPENSATION PROGRAM

The fixed elements of our compensation program provide a competitive base of secure compensation necessary to attract and retain executive talent.  Our fixed compensation comprises three elements:

Base Pay

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Competitive positioning, attraction and retention • Targeted at median of Comparator Group	Scope of role	Fixed	Cash	All permanent employees	Annual

Our base pay is designed to provide a level of fixed compensation that is competitive in the marketplace and is a fair reflection of each individual’s level of accountability.  Our base pay is reviewed annually and increases may be awarded based on: an individual’s overall level of performance (merit); to reflect additional responsibilities and accountabilities; potential of the individual; and/or to remain competitive within the marketplace in which we compete for talent.

Benefits and Pension

Elements	Measurement	Target and Range	Form	Eligibility	Performance Period
Benefits • Flexible health and dental benefits	None	Fixed	Flex credits to provide flexibility in coverage	All permanent employees	No performance requirements Benefits are elected every two years
Defined Contribution (DC) Pension Plan • Non-contributory 10% of Base Pay and AIC, up to the limit under the Income Tax Act (Canada) allocated to a DC plan	None	Fixed	Cash payment at retirement	All permanent employees	No performance period. Employee chooses investments to allocate within group of investment opportunities made available by the Company

Supplemental Pension Plan (SPP)

•                  Provides a defined benefit (“DB”) pension to all employees whose income exceeds the Income Tax Act limit

•                  Equal to 2% of the final average of Base Pay and AIC in excess of the DC plan pensionable earnings limit

	None	Fixed	Deferred Cash	All permanent employees over the Income Tax Act limit	Pensionable service period

All of our employees participate in the same benefits, pension and retirement programs.  Life insurance, disability, medical and dental coverage are included in the benefits program.  Our programs allow employees to direct their annual benefits credits to these elements at different levels in order to meet their individual needs.  Employees are also able to contribute above their annual benefits allowance, through payroll deductions, for enhanced benefits if they so choose.

Effective January 1, 2016, only the CEO and the CEO’s direct reports will be eligible to participate in the defined benefit supplemental pension plan, and all future executives, including any subsequent CEO, will participate in a new defined contribution supplemental pension plan.

Perquisites

Elements	Measurement	Target and Range	Form	Eligibility	Performance Period
• Car allowance • Lump sum payment in lieu of competitive executive perquisites	None	Fixed	Cash	Directors and above	Annual (no performance requirement)

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Car allowances are granted to senior management employees, including the executives, at a fixed amount, which varies by position and is based on competitive market practices.  Senior management employees, including the executives, are also given a fixed amount once per year as a perquisite payment in lieu of additional benefits.

Our Variable Compensation Program

Our business model is based on the capital-intensive, long-cycle nature of the power generation and wholesale energy marketing industry, and our variable compensation plans are designed to balance decisions made on the basis of enhanced short-term performance and sustainable mid- to longer-term performance.  We believe this balanced approach creates strong alignment between the interests of our executives and those of our Shareholders.

Annual Incentive Compensation Plan – (“AIC”)

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Reinforce and drive the Company’s short-term priorities • Reward and recognize corporate and individual performance • Targets and ranges set around budgeted performance	Corporate Goals: • 50% FFO • 25% FCF • 25% Availability Individual Goals: • Predetermined and measurable goals (approved by the Board each year)	Target (% of base salary): • CEO 90% • CFO 55% • Execs 55% Range (% of target): • All execs 0 – 200%	Cash	All non-union employees	1 year

The purpose of our AIC plan is to align a component of our compensation directly with the Company’s success in reaching our annual corporate objectives and in recognizing individual performance towards this accomplishment.

AIC payments are based on a one-year performance period and are funded through a limited pool determined as a percentage of FFO.  This percentage either increases or decreases based on the level of FFO achieved. Up to 10% of the pool may be withheld to be allocated on a discretionary basis to recognize exceptional individual performance. An employee’s AIC award is determined on the basis of achievements in relation to pre-determined corporate measures and pre-determined individual goals.  Our 2015 corporate performance measures were:

Metric	Weighting	Threshold	Target	Maximum
FFO	50%	$740m	$770m	$810m
FCF (1)	25%	$420m	$430m	$470m
Availability	25%	89.6%	90.6%	91.6%

Note:

(1) FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

The senior management team and the HRC review the Company’s AIC measures at the beginning of each year to ensure they continue to drive the efficient operation of our existing asset base. Targets are aligned to our rigorous corporate budget, which is also approved by the Board, and reflect a risk-based analysis of the capabilities of the Company against a best estimate of the future market. Our targets have significant stretch, with the aim being to set a likelihood of achievement at approximately 40%.

Employee awards are determined as a percentage of base pay and include minimum, target, and maximum performance levels.  Payouts are based on results and may not exceed 200% of the employee’s individual target.  The sum of awards to all employees cannot exceed the AIC pool established on the basis of the FFO achieved.

In determining the corporate component of the AIC payout to executives, the HRC and Board review performance against each corporate measure.  In determining the personal component of the AIC payout, the HRC and the Board consider the achievements of the individual executive against pre-established personal goals.

Trading and Sales Incentive Plan – (“TSIP”)

In addition to the AIC, we have an annual incentive plan for eligible trader and sales employees of the Company. No member of the senior executive team is eligible to receive a TSIP payment.

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In 2014, the HRC and the Board approved a new TSIP that includes a maximum incentive level, AIC payments which will be funded from the TSIP pool (as opposed to the corporate AIC pool), and a deferral structure that includes RSUs.

Medium-Term Incentive Plan – (“MTIP”)

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Performance Share Units • Reinforce and drive longer-term Shareholder value creation • Reward and recognize corporate performance • Targets based on performance relative to 3-year metrics	Metric: • 1/3 Growth in FFO per share • 1/3 Growth in FCF per share • 1/3 Relative TSR (1) Cliff vest at the end of 3 years	Target (% of base salary): • CEO 146.7% • CIO 116.7% • CFO 83.3% • Execs 83.3% Range (% of target): • All Execs 0% – 200%	Cash or shares	Managers and above At the discretion of the Board	3 years At the discretion of the Board
Restricted Share Units • Reinforce and drive longer-term Shareholder value creation • Retention	Cliff vest at the end of 3 years	Target (% of base salary): • CEO 73.3% • CIO 58.3% • CFO 41.7% • Execs 41.7%	Cash or shares	Managers and above At the discretion of the Board	3 years At the discretion of the Board

Note:

(1)                 Relative to the S&P/TSX Composite Index (adjusted by 0.8 to reflect the Company’s long-term beta).

The MTIP reinforces and drives achievement of the Company’s strategy and growth objectives, as well as promoting alignment between participants and Shareholders and is awarded 2/3rds in PSUs and 1/3rd in RSUs.

Each year, the Board, at the recommendation of the HRC, approves the number of PSUs and RSUs to be granted, as well as the PSU performance targets to be achieved over the next three year performance period. This provides alignment between the executives’ pay and the longer term performance of the Company. Further, in the case of PSUs, it directly aligns the executives’ pay to the success of the Company, as payout of each grant is based on the achievement of key financial metrics which, for PSUs granted in 2015, were as follows:

Metric	Weighting	Threshold	Target	Maximum
Growth in FFO/Share	1/3	2%	3%	4%
Growth in FCF/Share	1/3	4%	6%	8%
Relative TSR	1/3	25th Percentile	50th Percentile	75th Percentile

For each performance target, including those applied to executives, PSUs do not pay out if performance for the PSUs are below the threshold and vest up to 200% of target if performance meets or exceeds the maximum.  PSUs and RSUs are redeemed on the vesting date by multiplying the number of vested units in the participant’s account by the closing price of the common shares on the TSX on the trading day immediately prior to the vesting date.  The HRC has the discretion to determine whether the payments will be made through the purchase of shares in the open market or in cash.

Officer Deferred Share Unit Plan – (“ODSU”)

In 2013, the Company adopted an ODSU plan for executives to encourage long-term executive share ownership. The plan allows executives to direct all or a portion of their base pay and annual incentive compensation awards into ODSUs.  This also ensures that our executives are aligned with Shareholder interests over the longer-term as ODSUs must be held until retirement and the value of ODSUs is tied directly to the Company’s share price.  ODSUs are included in assessing required share ownership levels.

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SHAREHOLDER ALIGNMENT

Our Compensation Strategy directly aligns with the interest of Shareholders through at-risk compensation and by requiring our executives to have a stake in the Company through share ownership requirements.

Compensation At-Risk in 2015

The “at-risk” and equity vs. cash compensation for our executives is illustrated in the table below as a percentage of target TDC:

Type of Compensation	CEO	CFO	Other Executives
Total target compensation at-risk	74%	63%	65%
Equity-based compensation	53%	44%	47%
Cash compensation (1 – 3 years)	26%	37%	35%

Share Ownership Requirements

We believe that our executives should have a stake in the Company to align their long-term interests with those of Shareholders. Our executives are required to achieve the following:

Position	Ownership Requirement	Holding Requirement
CEO	4 x base salary	While employed and 1 year post employment
Chiefs and Executive Vice-Presidents	2 x base salary	While employed

The required level of share ownership must be reached within five years of the date of appointment to the applicable executive position. If there is a change in the plan, or if an executive is promoted to a position with a higher ownership requirement, the applicable executive(s) will have five years from the new effective date to achieve the new share ownership level. Our CEO is required to maintain this ownership level for 1 year after her employment ends.

Share ownership requirements for the CEO and senior management ensure alignment with Shareholder interests.

The achievement of the required ownership level is calculated based on common shares, ODSUs and RSUs (to a maximum of 25% of the total shares required).

The following table summarizes each NEO’s share ownership using the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2015 of $4.65:

Name and Principal Position	Number of Shares Required	Number of Eligible Shares Owned (1)	Multiple of Base Pay	Compliance with Policy (2)	Percentage of Target Total Compensation	Total Value of Shares Owned at Dec. 31, 2015 (3)
D.L. Farrell President and Chief Executive Officer	817,204	455,144	2.23	On track	53%	$2,116,419
D. Tremblay Chief Financial Officer	193,548	101,011	1.04	On track	37%	$469,701
B.M. Gellner Chief Investment Officer	215,054	112,447	1.05	On track	31%	$522,881
J.H. Kousinioris Chief Legal and Compliance Officer	204,301	62,171	0.61	On track	21%	$289,096
W. Collins EVP, Coal and Mining Operations	193,548	26,591	0.27	On track	10%	$123,648

Notes:

(1)           Shares eligible to be counted towards executive share ownership requirements include all common shares, all ODSUs, and RSUs up to 25% of shares required.  For Mrs. Farrell and Mr. Collins, this value does not include the ODSUs they elected to receive for their 2015 AIC.

(2)           Due to the significant changes to our share ownership policy in 2012, all NEOs have five years from December 2012 to satisfy their share ownership requirements, with the exception of Mr. Tremblay and Mr. Collins who have five years from December 2014.

(3)           Based on the number of common shares, ODSUs and RSUs eligible to be counted towards the share ownership multiplied by the weighted average closing price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2015 of $4.65.

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As a result of the recent and significant share price decline, the HRC is committed to monitoring each NEO’s compliance.

Please refer to the section “Total Value of Equity Holdings at December 31, 2015” on page 72 of this Proxy Circular for a detailed breakdown of each NEO’s equity holdings.

Ensuring Competitive Compensation at TransAlta

Total compensation is designed to first recognize performance in achieving our strategic goals.  We also need to attract, retain and motivate strong leaders.  To remain competitive in the industry, we target pay at the 50th percentile of the Comparator Group when goals are achieved.

To motivate our executives to surpass expectations, we provide opportunities to achieve higher levels of pay through variable compensation if the Company and the executives exceed their goals.

Industry Benchmarking – Our Comparator Group

We strive to be competitive in the market in which we compete for talent.  Competitiveness for our executives is determined from data collected by external consulting firms, using a cross-section of comparable Canadian and U.S. companies (the “Comparator Group”) within our industry, or with which we compete for executive talent. We also take into consideration the effect of competing in Calgary, Alberta.

Our comparator group largely comprises companies which have long-cycle, capital-intensive businesses, and which are situated in the marketplaces in which we compete for executive talent.

Our Comparator Group is reviewed on an annual basis and, in 2013, we re-aligned it to include companies which are of a similar size to us from a revenue, asset and market capitalization basis, as well as companies in our marketplace with which we compete directly for executive talent.  Additionally, we weight Canadian-based companies at 75% and U.S.-based companies at 25%, irrespective of the number of companies sourced. The HRC and the Board believe this peer group provides for relevant market comparators for the Company.

The HRC reviews the compensation data from the Comparator Group to determine the competitiveness of base pay, incentive plan designs and levels, and overall compensation levels relative to our Compensation Strategy.

The HRC also believes that this carefully developed Comparator Group, rather than a more generic group of Canadian utilities, is a more appropriate comparison for competitive compensation purposes.

The following table lists the companies that were used in our 2015 executive compensation review:

Canadian-Based Companies (Weighted 75%)		U.S.-Based Companies (Weighted 25%)
Algonquin Power & Utilities Corp.	Encana Corporation	AES Corporation	OGE Energy Corp.
AltaGas Ltd.	Fortis Inc.	Alliant Energy Corporation	Pinnacle West Capital Corporation
ATCO Group	Husky Energy	Calpine Corporation	Portland General Electric
Atlantic Power Corporation	Inter Pipeline Ltd.	Dynegy Inc.	SCANA Corporation
Brookfield Renewable Energy	Keyera Corp.	Great Plains Energy Inc.	UIL Holdings Corporation
Cameco	Northland Power Inc.	NRG Energy, Inc.	Westar Energy
Capital Power Corporation	Pembina Pipeline Corporation
Cenovus Energy Inc.	Penn West Petroleum Ltd.
Emera Inc.	TransCanada Corporation
Enbridge Inc.

Use of External Advisors

The HRC and management retain separate external compensation advisors.

HRC Advisors

In 2015, the HRC continued to engage Meridian to assist with its ongoing review of our Compensation Strategy.  Meridian provided independent advice to the HRC on the Company’s medium term incentive plan, reviewed the Company’s annual incentive compensation plan, and provided advice with respect to executive compensation, total shareholder return and on matters raised during the HRC’s quarterly meetings.

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The HRC annually confirms the independence of its advisor and reviews whether the work provided raises any conflicts of interest. The HRC determined that Meridian had no such conflicts in 2015 as they do not perform any work for TransAlta other than for the HRC. The HRC has, therefore, conclusively determined that Meridian is independent. In addition, to ensure Meridian’s continued independence, the HRC approves all fees and terms of service for Meridian and Meridian may not do any work for management without the express consent of the HRC.

Management Advisors

Willis Towers Watson has been engaged since 2002 to provide compensation consultative services as well as pension consulting and actuarial services for two of our Ontario pension plans on an ongoing basis.

Aon Hewitt has been engaged since 2007 to act as our primary actuary and as a consultant on our pension plans.

The HRC also reviews the scope of services to be provided by management’s consultants annually to ensure no conflicts arise. The fees for such services are approved by management.  The following table summarizes the fees paid to compensation advisors in 2014 and 2015.

CONSULTANT	2014				2015
	Willis Towers Watson ($)	Meridian ($)	Aon Hewitt (1) ($)	Total fees paid ($)	Willis Towers Watson ($)	Meridian ($)	Aon Hewitt (1) ($)	Total fees paid ($)
Executive Compensation and Compensation-Related Fees (Management)	348,158	0	16,697	364,855	13,538	0	12,433	25,971
Executive Compensation and Compensation-Related Fees (HRC)	0	126,243	0	126,243	0	200,843	0	200,843
All Other Fees (Pension)	118,254	0	249,842	368,096	30,771	0	301,061	331,832
Total Fees Paid	466,412	126,243	266,539	859,194	44,309	200,843	313,494	558,646

Note:

(1)          We also paid Aon Hewitt USD$189,606 in 2015 and USD$239,426 in 2014 for pension services rendered to our US subsidiaries.

ANNUAL COMPENSATION RISK REVIEW PROCESS

The Board believes that our executive compensation program does not raise the Company’s risk profile based on a comprehensive annual compensation risk review the HRC conducts as part of our Compensation Strategy. The focus of this review is to ensure that we have safeguards in place to identify and mitigate compensation-related risks. We also ensure our mitigation measures are effective by conducting an annual or bi-annual audit through our Enterprise Risk Management process by engaging outside advisors to perform this assessment on an independent basis.

We believe that this risk review process is an effective vehicle for examining compensation risk and mitigation strategies.  The review considers the major risks of our business, which include equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact.  In addition, our review takes into consideration our compensation philosophy, pay mix balance, incentives and performance measures, stock-based compensation and ownership requirements. The mix and balance of these various measures, including the limits to our variable compensation plans, are also reviewed.  Our plans are based on Company-wide financial metrics and payouts are based on a combination of absolute and relative measures.  In addition, the HRC receives management’s analysis and stress testing of the factors included in the annual budget, which is the basis for establishing the Company’s various targets. This results in targets which are set within our risk appetite and which provide sufficient incentive for our executives to pursue our corporate objectives.

A comprehensive compensation-related risk assessment was undertaken by Willis Towers Watson for the 2013 performance year, which captured the changes we were making to our executive incentive plans at that time.  The HRC has updated this assessment for each year following, and its independent consultant, Meridian, supports the HRC’s findings

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that our pay programs and policies are not reasonably likely to have a material adverse effect on TransAlta, our business or our values.

Safeguards Which Mitigate Compensation Risks

We believe the following measures limit excessive or inappropriate risk-taking or payments:

PERFORMANCE ANALYSIS

When assessing performance, the HRC and the Board take into consideration the objective and pre-defined performance metrics, the individual’s performance in meeting his or her goals, and the individual’s overall contributions to the Company. The HRC’s and the Board’s comprehensive assessment of the results achieved take the following into consideration:

The HRC and the Board also take into consideration the total compensation of the executives over a performance period to ensure that it aligns with the Company’s performance.

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2015 Company Performance and Evaluation

2015 was a year marked by many successes and accomplishments. We:

•

reduced costs by approximately $50 million through a company-wide organizational restructuring, which included reducing the total size of our management team from 225 to 139. We eliminated a full layer of management, clarified accountabilities, simplified decision-making and created an effective, decentralized business model. Streamlining and productivity improvement efforts resulted in top quartile performance at the mine, and sustainable cost reductions across TransAlta;

•	achieved our best-ever IFR of 0.75;
•	raised more than $1 billion in capital through strategic transactions with TransAlta Renewables and AIMCo;
•	raised $400M in low-cost project debt;
•	received S&P confirmation that we would maintain our investment grade, based on our track record of taking steps to pay down debt;
•	commissioned a new gas pipeline and began construction on a new, 150 MW natural gas power station in Western Australia;
•	met all key milestones and deliverables at South Hedland and continued to enhance TA’s reputation in Australia;
•	entered into a 15-year and 72 MW power supply contract for our Windsor facility with Ontario’s Independent Electricity System Operator;
•	added one solar and three more wind acquisitions to our portfolio;
•

received approval from the Alberta Utilities Commission to construct Sundance Unit 7, an 856 MW high efficiency natural gas-fired power station, and then continued development work to ensure readiness to build when final timing is determined;

•	met all Operational Integrity Program milestones; and
•	continued to leverage technology to enhance performance while reducing costs; reduced storage costs and moved data to the cloud; successfully launched EM.Power.

In February 2016, the HRC reviewed our corporate performance, business environment, strategic results and considered the individual performance of our executives to reach the conclusions in this report.

2015 Variable Compensation Performance

AIC Performance

In determining the performance for AIC, the HRC uses the Company’s reported results and may make adjustments to reflect non-recurring items, non-cash items and other accounting related treatments.

Individual AIC awards are based on both a corporate and personal component (80% / 20% respectively for the CEO, and 75% / 25% respectively for the remaining executives). However, we have adjusted these ratings effective 2016 to reflect 100% corporate performance for the CEO and 50% business unit performance / 25% corporate performance / 25% individual performance for business unit executives. AIC awards also have a payout range of 0 – 2x target.

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The table below summarizes the weightings, targets, and achievements for each corporate metric of our 2015 AIC:

Metric	Weighting	Target	Achievement	% Achieved	Result Towards Payout
FFO	50%	$770m	$740m	50%	25%
FCF (1)	25%	$430m	$460m	175%	44%
Availability	25%	90.6%	90.2% (2)	80%	20%
Overall 2015 Corporate AIC Result					89%

Notes:

(1) FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2) Adjusted from reported comparable availability of 89% for economic dispatching at Centralia and Sundance Unit 5, as well as the cost of the force majeure at Keephills Unit 1 and the timing of the contract restructuring at the Poplar Creek co-generation facility.

MTIP Performance

The table below summarizes the weightings, targets, and achievements for each metric applied to PSUs granted in 2013, which vested on January 1, 2016. As the Company did not achieve threshold for any metric, there were no payouts:

Metric	Weighting	Target	Achievement	% Achieved	Result Towards Payout
FFO growth per share	1/3rd	3%	-7%	0%	0%
FCF growth per share	1/3rd	6%	2%	0%	0%
Relative TSR (beta adj. by 0.8)	1/3rd	P50	P7	0%	0%
Overall 2015 PSU Result					0%

The RSUs granted in 2013 were granted at a share price of $15.12. They vested on January 1, 2016 at a share price of $4.91. As such, and after the inclusion of accumulated dividend equivalents, the RSUs granted in 2013 paid out at 41% of their original grant value.  Combined with PSUs, approximately 13% of the original MTIP grant value paid out.

PAY DECISIONS OF THE HRC AND THE BOARD

CEO and Executive Compensation

The HRC, with the assistance of the HRC’s consultants, Meridian, annually reviews the compensation of the CEO and other executives. Overall compensation is benchmarked to similar roles within our Comparator Group and target overall compensation is set within a competitive range of the median of our Comparator Group.

In determining 2015 AIC, the HRC and the Board took into consideration Company performance against the corporate metrics addressed above, as well as individual performance against personal goals, which are set by the Board at the beginning of each year. The CEO’s personal goals in 2015 included leadership, growth strategy, financial and operational performance, new products and partnerships, and the Company’s reputation.

Corporate performance is the single biggest factor affecting the Board’s decision on each executive’s compensation.  74% of Mrs. Farrell’s overall target total compensation opportunity is at-risk and performance-based.  This includes an annual bonus (21%) and equity-based compensation (53%).

2015 CEO AIC

The HRC and the Board are satisfied that the significant achievements detailed throughout this CD&A are reflective of Mrs. Farrell’s individual performance and, as such, the Board approved an individual performance rating for Mrs. Farrell of 90%, which is aligned with the corporate AIC scorecard result of 89%.  When Mrs. Farrell’s individual AIC component (which was weighted 20% in 2015) is combined with her corporate AIC component (which was weighted 80% in 2015), the result is an AIC award of $762,660, which is 89% of target (90% of base salary).

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2015 Leadership Recognition Awards

In 2015, all members of the executive team were actively involved in the strategic reorganization of TransAlta, which involved significant cost reductions, strengthening the balance sheet, and execution of critical growth projects. Four NEOs made contributions that were significantly in excess of expectations and for performance not otherwise recognized under our AIC program. The HRC therefore approved special leadership recognition awards for each of these four NEOs to recognize their contribution, which are further detailed in the “2015 NEO Annual Compensation Analysis” section.

2015 MTIP

As noted above, the Company did not achieve threshold for the three metrics for the PSUs granted in 2013, resulting in no payouts.  The RSUs granted in 2013 paid out at 41% of their original grant value. Combined, approximately 13% of the original MTIP grant value was earned. The HRC determined that these results were aligned with company performance.

Overall Performance Assessment

In February 2016, the HRC and the independent members of the Board considered the factors addressed above, the Company’s overall performance, and the performance of the CEO and her executive team in 2015.  The HRC and the Board acknowledged that the Company did not meet target under the AIC plan and did not meet threshold under the MTIP, and that these results were reflected in the compensation awarded to the CEO and her team.  The HRC and the Board did not provide salary increases to any NEO in 2015.  The HRC and the Board believe that the Company’s compensation plan is effectively paying for performance.

2015 CEO PAY FOR PERFORMANCE ANALYSIS

The close alignment between Mrs. Farrell’s compensation and Company performance is evidenced by comparing the three-year average of her realized compensation with her target and reported compensation, which has been significantly lower than all of the past three years. Mrs. Farrell’s pay for performance alignment is also well illustrated when compared to the three-year average of realized compensation and TSR of our Comparator Group.

Year	Target Compensation (1) $000	3 Year Average Realized Compensation (2) $000	Realized Compensation as a Percentage of Target Compensation	3 Year Average Reported Compensation (3) $000	Realized Compensation as a Percentage of Reported Compensation
2015	$3,965	$2,065	52%	$3,923	53%
2014	$3,965	$1,895	48%	$3,690	51%
2013	$3,965	$1,881	47%	$3,528	53%

Notes:

(1)          Target compensation includes base pay, perquisites and variable compensation as if paid at target.

(2)          Realized compensation includes the three year average of base salary, perquisites, AIC and MTIP payouts. Unvested RSUs were valued using the end-of-year share price, and unvested PSUs were assigned a value of 0 as performance achieved could still be below threshold.

(3)          Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value.”

Note:

(1)     Realized compensation reflects the three year average of base salary, AIC payments, and vested longer term incentives.

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2015 NEO ANNUAL COMPENSATION ANALYSIS

Dawn L. Farrell – President and Chief Executive Officer

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012.  Prior to her appointment, she served as Chief Operations Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009. Mrs. Farrell has over 30 years of experience in the electric energy industry.

In addition to TransAlta, Mrs. Farrell sits on the board of directors of The Chemours Company, a NYSE-listed chemical company, The Conference Board of Canada and the Business Council of Canada.  Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Mrs. Farrell holds a Bachelor of Commerce degree with a major in Finance and a Master’s degree in Economics from the University of Calgary. Mrs. Farrell has also attended the Advanced Management Program at Harvard University.

The following table summarizes Mrs. Farrell’s actual performance for the 2015 AIC and details the incentive earned against each goal:

2015 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Metric
FFO	$770m	36%	$740m	50%	18%
FCF (1)	$430m	18%	$460m	175%	32%
Availability	90.6%	18%	90.2% (2)	80%	14%
Individual Goals		18%		90%	16%
Target		90%
Actual					80%

Notes:

(1)                FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)                Adjusted from reported comparable availability of 89% for economic dispatching at Centralia and Sundance Unit 5, as well as the cost of the force majeure at Keephills Unit 1 and the timing of the contract restructuring at the Poplar Creek co-generation facility.

Mrs. Farrell’s 2015 AIC award was based on 80% corporate performance and 20% individual performance:

•      Corporate performance was 89%, resulting in an equivalent factor of 64% of her 2015 base pay.

•      Individual performance, as discussed above and as determined by the HRC in relation to her pre-established and quantifiable personal goals, was 90%, resulting in an equivalent factor of 16% of her 2015 base pay.

As such, the AIC award to Mrs. Farrell for 2015, recommended by the HRC to the Board and approved in February 2016, was $762,660, which represents 89% of target and 80% of her 2015 base pay. Mrs. Farrell elected to receive the full amount of her AIC award in ODSUs.  Details of the annual incentive amount for 2015 are provided in column “f” of the “Summary Compensation Table.”

TransAlta Corporation 2016 Management Proxy Circular	64

Donald Tremblay – Chief Financial Officer

Mr. Tremblay joined the Company on March 31, 2014 as Chief Financial Officer and is responsible for all financial policy, planning and reporting, tax, treasury, risk management, internal audit and investor relations.  Prior to joining TransAlta, Mr. Tremblay held leadership positions at Brookfield Renewable Power as its Executive Vice-President, Corporate Development and previously its Chief Financial Officer.

He has 25 years of extensive financial experience. He has built a career that coupled an exceptionally strong foundation in accounting, controls and compliance with strategic abilities in capital markets, investor relations and corporate growth.

Mr. Tremblay holds a Bachelor of Applied Arts from the University of Quebec and is a Chartered Professional Accountant (CPA, CA (Quebec)).

The following table summarizes Mr. Tremblay’s actual performance for the 2015 AIC and details the incentive earned against each goal:

2015 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Metric
FFO	$770m	21%	$740m	50%	10%
FCF (1)	$430m	10%	$460m	175%	18%
Availability	90.6%	10%	90.2% (2)	80%	8%
Individual Goals		14%		90%	12%
Target		55%
Actual					49%

Notes:

(1)                FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)                Adjusted from reported comparable availability of 89% for economic dispatching at Centralia and Sundance Unit 5, as well as the cost of the force majeure at Keephills Unit 1 and the timing of the contract restructuring at the Poplar Creek co-generation facility.

Mr. Tremblay’s 2015 AIC award was based on 75% corporate performance and 25% individual performance:

•      Corporate performance was 89%, resulting in an equivalent factor of 37% of his 2015 base pay.

•      Individual performance, as determined by the HRC in relation to his pre-established and quantifiable personal goals, was 90%, resulting in an equivalent factor of 12% of his 2015 base pay.

As such, the AIC award to Mr. Tremblay for 2015, recommended by the HRC to the Board and approved in February 2016, was $220,894, which represents 89% of target and 49% of his 2015 base pay.  Details of the annual incentive amount for 2015 are provided in column “f” of the “Summary Compensation Table.”

65	TransAlta Corporation 2016 Management Proxy Circular

Brett M. Gellner – Chief Investment Officer

Mr. Gellner became TransAlta’s Chief Investment Officer on March 31, 2014 and is responsible for all strategic corporate investments, mergers and acquisitions, and greenfield projects. Prior to being appointed to this position he was the Company’s Chief Financial Officer from 2010 to 2014, and was Vice-President, Commercial Operations from 2008 to 2009.

He has significant experience in finance, valuation, economics, mergers and acquisitions, and commercial agreements. He also has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group. In this role, he was involved in numerous transactions including leveraged buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly-traded company, and with a major international consulting firm.

Mr. Gellner holds a Master’s degree in applied economics from the University of Alberta and has a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

The following table summarizes Mr. Gellner’s actual performance for the 2015 AIC and details the incentive earned against each goal:

2015 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Metric
FFO	$770m	21%	$740m	50%	10%
FCF (1)	$430m	10%	$460m	175%	18%
Availability	90.6%	10%	90.2% (2)	80%	8%
Individual Goals		14%		80%	11%
Target		55%
Actual					48%

Notes:

(1)                FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)                Adjusted from reported comparable availability of 89% for economic dispatching at Centralia and Sundance Unit 5, as well as the cost of the force majeure at Keephills Unit 1 and the timing of the contract restructuring at the Poplar Creek co-generation facility.

Mr. Gellner’s 2015 AIC award was based on 75% corporate performance and 25% individual performance:

•      Corporate performance was 89%, resulting in an equivalent factor of 37% of his 2015 base pay.

•      Individual performance, as determined by the HRC in relation to his pre-established and quantifiable personal goals, was 80%, resulting in an equivalent factor of 11% of his 2015 base pay.

As such, the AIC award to Mr. Gellner for 2015, recommended by the HRC to the Board and approved in February 2016, was $238,563, which represents 87% of target and 48% of his 2015 base pay.  Details of the annual incentive amount for 2015 are provided in column “f” of the “Summary Compensation Table.”

TransAlta Corporation 2016 Management Proxy Circular	66

John H. Kousinioris – Chief Legal and Compliance Officer and Corporate Secretary

Mr. Kousinioris joined the Company on December 3, 2012 and is responsible for directing TransAlta’s legal affairs, government relations, regulatory compliance and corporate secretarial matters.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP.  He has over 20 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Mr. Kousinioris holds a Bachelor of Arts degree from the University of Western Ontario, a Masters of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University.

The following table summarizes Mr. Kousinioris’ actual performance for the 2015 AIC and details the incentive earned against each goal:

2015 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay

Corporate Metric
FFO	$770m	21%	$740m	50%	10%
FCF (1)	$430m	10%	$460m	175%	18%
Availability	90.6%	10%	90.2% (2)	80%	8%
Individual Goals		14%		80%	11%
Target		55%
Actual					48%

Notes:

(1)      FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)      Adjusted from reported comparable availability of 89% for economic dispatching at Centralia and Sundance Unit 5, as well as the cost of the force majeure at Keephills Unit 1 and the timing of the contract restructuring at the Poplar Creek co-generation facility.

Mr. Kousinioris’ 2015 AIC award was based on 75% corporate performance and 25% individual performance:

•     Corporate performance was 89%, resulting in an equivalent factor of 37% of his 2015 base pay.

•     Individual performance, as determined by the HRC in relation to his pre-established and quantifiable personal goals, was 80%, resulting in an equivalent factor of 11% of his 2015 base pay.

As such, the AIC award to Mr. Kousinioris for 2015, recommended by the HRC to the Board and approved in February 2016, was $226,634, which represents 87% of target and 48% of his 2015 base pay).  Details of the annual incentive amount for 2015 are provided in column “f” of the “Summary Compensation Table.”

67	TransAlta Corporation 2016 Management Proxy Circular

Wayne Collins – Executive Vice-President, Coal and Mining Operations

Mr. Collins joined the Company on May 14, 2014 as Executive Vice-President, Coal and Mining Operations and is responsible for all of TransAlta’s coal and mining operations as well as corporate engineering and technical services.

Mr. Collins has more than 34 years of experience in power generation.  In his previous role as Chief Operating Officer for Stanwell Corporation Ltd, he was responsible for a fleet comprising coal, gas and hydro power generation and a large open cut coal mine.  His career has predominantly been in operations and maintenance but also included a period developing and building new renewable power plants.

Mr. Collins holds degrees in Engineering and Business. He is a Chartered Professional Engineer (Australia) and a graduate of the Australian Institute of Company Directors.

The following table summarizes Mr. Collins’ actual performance for the 2015 AIC and details the incentive earned against each goal:

2015 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay

Corporate Metric
FFO	$770m	21%	$740m	50%	10%
FCF (1)	$430m	10%	$460m	175%	18%
Availability	90.6%	10%	90.2% (2)	80%	8%
Individual Goals		14%		80%	11%
Target		55%
Actual					48%

Notes:

(1)     FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)     Adjusted from reported comparable availability of 89% for economic dispatching at Centralia and Sundance Unit 5, as well as the cost of the force majeure at Keephills Unit 1 and the timing of the contract restructuring at the Poplar Creek co-generation facility.

Mr. Collins’ 2015 AIC award was based on 75% corporate performance and 25% individual performance:

•     Corporate performance was 89%, resulting in an equivalent factor of 37% of his 2015 base pay.

•     Individual performance, as determined by the HRC in relation to his pre-established and quantifiable personal goals, was 80%, resulting in an equivalent factor of 11% of his 2015 base pay.

As such, the AIC award to Mr. Collins for 2015 recommended by the HRC to the Board and approved in February 2016 was $214,706, which represents 87% of target and 48% of his 2015 base pay.  Mr. Collins elected to receive 25% of his AIC award in ODSUs.  Details of the annual incentive amount for 2015 are provided in column “f” of the “Summary Compensation Table.”

TransAlta Corporation 2016 Management Proxy Circular	68

Performance Graph

This graph and table compare the return on the Company’s common shares for the period 2011 through 2015, assuming a $100 initial investment at December 31, 2010, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index. The graph and table also compare the Company’s return to the total compensation of our NEOs, which shows a strong correlation between our share performance and realized pay.

Investment	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015
TransAlta	$100	$105	$81	$78	$65	$33
S&P/TSX Composite	$100	$89	$92	$101	$109	$97
NEO 3-year average reported compensation	$10,750,034	$9,788,593	$10,872,143	$11,459,097	$11,288,041	$11,222,588
NEO 3-year average realized compensation	$10,405,624	$8,791,062	$6,850,506	$6,336,333	$5,409,193	$5,578,579

Executive compensation, and particularly that of the CEO, is heavily weighted towards at-risk compensation which provides for performance-based pay.  Our compensation program is designed to encourage executive performance toward the achievement of Shareholder value as measured by TSR.

The Company’s share price performance has not been strong recently, which has resulted in below-target compensation for our executives, demonstrating that pay outcomes are aligned with performance.  The HRC has confidence that the CEO, along with her executive team, will successfully lead TransAlta to deliver on its long-term strategy and to generate sustainable value for the Company and its Shareholders.

69	TransAlta Corporation 2016 Management Proxy Circular

Summary Compensation Table

The following table sets forth the annual compensation received by the NEOs during the 2013, 2014 and 2015 financial years.  For a description of the plans and programs addressed in this table, you may refer to the section above entitled “Compensation Discussion and Analysis.” For retirement arrangements, you may refer to the section below entitled “Retirement Plan Benefits.”

Name and Principal Position	Year	Salary ($)	Share Based Awards (1) ($)	Option Based Awards ($)	Non-equity Incentive Plan Compensation (2) ($)		Pension Value (5) ($)	All Other Compensation (6) ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual Incentive Plan (3)	Long-term Incentive Plans (4)
D.L. Farrell (7) President and Chief Executive Officer	2015	950,000	2,090,000	0	762,660	0	488,800	225,700	4,515,675
	2014	950,000	2,090,000	0	1,105,088	0	304,400	70,000	4,519,488
	2013	950,000	2,090,000	0	421,088	0	423,800	70,000	3,954,888
D. Tremblay (8) Chief Financial Officer	2015	450,000	562,500	0	220,894	0	177,800	126,000	1,537,194
	2014	339,231	621,634	0	219,482	0	137,400	259,500	1,577,247
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
B.M. Gellner (9) Chief Investment Officer	2015	500,000	875,000	0	238,563	0	206,800	126,000	1,946,363
	2014	500,000	975,000	0	323,500	0	127,400	26,000	1,951,900
	2013	500,000	1,624,946	0	188,500	0	151,800	26,000	2,491,246
J.H. Kousinioris (10) Chief Legal and Compliance Officer and Corporate Secretary	2015	475,000	593,750	0	226,634	0	190,800	126,000	1,612,184
	2014	475,000	1,068,750	0	302,575	0	147,400	276,000	2,269,725
	2013	475,000	593,750	0	150,575	0	166,800	276,000	1,662,125
W. Collins (11) Executive Vice-President, Coal and Mining Operations	2015	450,000	562,500	0	214,706	0	174,800	26,000	1,428,006
	2014	281,250	281,260	0	181,034	0	141,400	207,500	1,092,444
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)   Amounts in column (d) relate to the aggregate of the grant date fair value (“GDFV”) of units granted under the MTIP from 2013 to 2015:

•     MTIP amounts reported in 2015 were based on the grant of units issued on January 1, 2015 for the period 2015 to 2017, using the closing price of the common shares on the TSX on December 31, 2014 of $10.52.

•     MTIP amounts reported in 2014 were based on the grant of units issued on January 1, 2014 for the period 2014 to 2016, using the closing price of the common shares on the TSX on December 31, 2013 of $13.48.

•     MTIP amounts reported in 2013 were based on the grant of units issued on January 1, 2013 for the period 2013 to 2015, using the closing price of the common shares on the TSX on December 31, 2012 of $15.12.

(2)   Amounts reported in column (f) relate to cash payments made under the AIC.

(3)   Annual Incentive Plan amounts reported in 2015, 2014 and 2013 relate to the performance level achieved in each of those years under the AIC plan.

(4)   No long-term non-equity incentive plan payments were made to the NEOs in 2015, 2014 or 2013.

(5)   Amounts in column (g) are the sum of the compensatory amounts related to the DC Pension Plan and the SPP.

(6)   Amounts in column (h) relate to car allowances and annual perquisite allowances, as well as the special one-time leadership recognition awards where applicable. For Mrs. Farrell, column (h) also includes $4,215 for her additional life insurance. For Mr. Tremblay, column (h) also includes his $200,000 sign-on bonus and a $37,500 moving allowance. For Mr. Kousinioris, column (h) also includes his $500,000 sign-on bonus (50% paid January 1, 2013 and 50% paid January 1, 2014). For Mr. Collins, column (h) also includes his $150,000 sign-on bonus and a $37,500 moving allowance.

(7)   Mrs. Farrell received a special one-time leadership recognition award of $150,000 on October 31, 2015.

(8)   Mr. Tremblay was appointed Chief Financial Officer on March 31, 2014. Upon appointment, he received a one-time RSU grant of $200,000, as well as a one-time sign-on bonus of $200,000. The RSUs will fully vest on April 1, 2016. On October 31, 2015, he received a special one-time leadership recognition award of $100,000.

(9)   Mr. Gellner was promoted to Chief Investment Officer on August 20, 2013. On January 1, 2013, he received a one-time equity grant of $750,000 (i.e. 1.5x his base salary). The grant consisted of 50% RSUs and 50% PSUs, each vesting on January 1, 2016. On January 1, 2014, he received a one-time RSU grant of $100,000 that vests on January 1, 2016. On October 31, 2015, he received a special one-time leadership recognition award of $100,000.

(10)  Mr. Kousinioris was appointed Chief Legal and Compliance Officer on December 3, 2012 and was additionally appointed Corporate Secretary on October 2, 2015.  Upon appointment, he received a one-time sign-on bonus of $500,000. The bonus was paid 50% in January 2013 and 50% in January 2014. On June 6, 2014, Mr. Kousinioris received a one-time RSU grant of one times his base salary of $475,000. The units vest in two equal tranches on January 1, 2015 and January 1, 2016, and the after-tax value must be held in TransAlta shares until his share ownership guideline is met. On October 31, 2015, he received a special one-time leadership recognition award of $100,000.

(11)  Mr. Collins was appointed Executive Vice-President, Coal and Mining Operations on May 14, 2014. Upon appointment, he received a one-time sign-on bonus of $150,000.

TransAlta Corporation 2016 Management Proxy Circular	70

Other Required Disclosure

Incentive Plan Awards - Outstanding Share Awards

The following table details all equity-based compensation which has been granted to the NEOs as at December 31, 2015 and that vests in future years:

SHARE-BASED AWARDS
Name	Grant Date	Vesting Date	Number of shares or units of shares that have not vested (1)		Market or payout value of share awards that have not vested (2) ($)		Market or payout value of vested share- based awards that have not yet been paid out or distributed (aggregate market value or payout value) ($)
			PSUs	RSUs	PSUs	RSUs
D.L. Farrell	Jan. 1, 2015	Jan. 1, 2018	146,052	73,026	$717,116	$358,558	$0
	Jan. 1, 2014	Jan. 1, 2017	120,960	60,480	$593,916	$296,958	$0
	Jan. 1, 2013	Jan. 1, 2016	0	58,537	$0	$287,417	$0
Total			267,013	192,043	$1,311,032	$942,933	$0
D. Tremblay (3)	Jan. 1, 2015	Jan. 1, 2018	39,308	19,654	$193,002	$96,501	$0
	Apr. 1, 2014	Jan. 1, 2017	24,080	30,128	$118,234	$147,928	$0
	Jan. 1, 2013	Jan. 1, 2016	N/A	N/A	N/A	N/A	N/A
Total			63,388	49,782	$311,236	$244,429	$0
B.M. Gellner (4)	Jan. 1, 2015	Jan. 1, 2018	61,146	30,573	$300,229	$150,114	$0
	Jan. 1, 2014	Jan. 1, 2017	50,638	33,697	$248,633	$165,454	$0
	Jan. 1, 2013	Jan. 1, 2016	0	56,009	$0	$275,005	$0
Total			111,785	120,280	$548,862	$590,573	$0
J.H. Kousinioris (5)	Jan. 1, 2015	Jan. 1, 2018	41,492	20,746	$203,728	$101,861	$0
	Jan. 1, 2014	Jan. 1, 2017	34,360	37,237	$168,705	$182,835	$0
	Jan. 1, 2013	Jan. 1, 2016	0	16,629	$0	$81,647	$0
Total			75,852	74,612	$372,433	$366,344	$0
W. Collins (6)	Jan. 1, 2015	Jan. 1, 2018	39,308	19,654	$193,002	$96,501	$0
	Jul. 1, 2014	Jan. 1, 2017	15,836	7,918	$77,754	$38,877	$0
	Jan. 1, 2013	Jan. 1, 2016	N/A	N/A	N/A	N/A	N/A
Total			55,144	27,572	$270,756	$135,378	$0
Total			573,181	464,289	$2,814,318	$2,279,657	$0

Notes:

(1)   For RSUs and PSUs granted in 2015 and 2014, and for RSUs granted in 2013, the numbers shown reflect the units outstanding, including dividend equivalents, as of December 31, 2015. For PSUs granted in 2013, the numbers shown reflect 0 because the Company did not achieve threshold on any metric. As such, no PSUs vested on January 1, 2016.

(2)   For RSUs and PSUs granted in 2015 and 2014, and for RSUs granted in 2013, the values were calculated using the closing price of a TransAlta common share on the TSX on December 31, 2015 (i.e. the last trading day of 2015) of $4.91. PSUs granted in these years were assumed to be at target performance. For PSUs granted in 2013, the values reflect $0 because the Company did not achieve threshold on any metric. As such, no PSUs paid out on January 1, 2016.

(3)   Mr. Tremblay joined the Company on March 31, 2014. As such, he received his 2014 MTIP grant on April 1, 2014. He also received a one-time RSU grant of $200,000 upon being appointed CFO and the units fully vested on January 1, 2016.

(4)   Mr. Gellner received a one-time special equity grant of $750,000 (50% PSUs and 50% RSUs) on January 1, 2013 and the units fully vested on January 1, 2016. He also received a one-time RSU grant of $100,000 on January 1, 2014 for his outstanding performance and leadership in executing TransAlta Renewables and the units fully vested on January 1, 2016.

(5)   Mr. Kousinioris received a one-time RSU grant of $475,000 (i.e. one times his base salary) and the first tranche (i.e. 50%) vested on January 1, 2015 and the second tranche vested on January 1, 2016. Upon grant, it was stipulated that the after-tax value of all vested units must be held in TransAlta common shares until Mr. Kousinioris’ share ownership guideline is met.

(6)   Mr. Collins joined the Company on May 14, 2014. As such, he received his 2014 MTIP grant on July 1, 2014.

71	TransAlta Corporation 2016 Management Proxy Circular

Incentive Plan Awards – Value Vested During the Year

The following table sets forth all variable compensation including equity-based and non-equity-based compensation that vested to the NEOs in 2015:

Name	Share Based Awards – value vested during the year		Non-equity Incentive Plan compensation – value earned during the year

	PSOPs (1)	RSUs	AIC (2)
	($)	($)	($)
D.L. Farrell	0	0	762,660
D. Tremblay	0	0	220,894
B.M. Gellner	0	0	238,563
J.H. Kousinioris (3)	0	57,877	226,634
W. Collins	0	0	214,706

Notes:

(1)   As the Company did not achieve threshold for the 2012 to 2014 grant cycle under the retired Performance Share Ownership Plan (“PSOP”), whereby the units would have vested on January 1, 2015, there were no PSOP payouts. We note that the PSOP was replaced by the MTIP effective January 1, 2013 whereby the first grant cycle (i.e. 2013 to 2015) vested on January 1, 2016.

(2)   The amounts disclosed in this column relate to payments made with respect to 2015 under the AIC and are also included in column (f) of the “Summary Compensation Table.”

(3)   Mr. Kousinioris’ RSUs payment is in relation to the vesting of the first tranche (i.e. 50%) of the one-time RSU grant that he received on June 6, 2014, which represented 1.0x his base salary of $475,000.  The second tranche (i.e. 50%) vested on January 1, 2016. Upon grant, it was stipulated that the after-tax value of all unvested units must be held in TransAlta common shares until Mr. Kousinioris’ share ownership guideline is met.

Total Value of Equity Holdings at December 31, 2015

Name	Total Value of Equity Holdings
	Shares (1)	RSUs (1,2)	DSUs (1)(3)	Total
	($)	($)	($)	($)
D.L. Farrell	623,565	861,236	631,618	2,116,419
D. Tremblay	246,450	223,251	0	469,701
B.M. Gellner	272,881	540,789	0	813,670
J.H. Kousinioris	51,596	334,603	0	386,199
W. Collins	45,542	123,648	0	169,190

Notes:

(1)   Based on the 20-day volume-weighted average closing price of our common shares on the TSX at December 31, 2015 of $4.65.

(2)   This column includes unvested RSUs as well as vested RSUs that have not yet been paid. All RSUs include the value of dividend equivalent units allocated under the terms of the plan.

(3)   This column does not include the value of Mrs. Farrell’s DSUs for her 2015 AIC, which she elected to receive as DSUs.

TransAlta Corporation 2016 Management Proxy Circular	72

Retirement Plan Benefits

All employees, including the NEOs, participate in a defined contribution plan (the “DC Plan”) registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act.  In 2015, all employees who had pensionable earnings over approximately $228,000 (90% of the $253,500 ceiling set by the Income Tax Act) also participated in our defined benefit, non-registered supplementary pension plan (the “SPP”).  However, effective January 1, 2016, SPP eligibility became limited to the members of the executive team, and all future new executives will participate in a DC SPP.

Retirement benefits provided by the DC Plan and the SPP are summarized below.

Defined Contribution Plan

Our DC Plan is a non-contributory plan whereby we contribute 10% of employees’ pensionable earnings (base pay and AIC) to the plan.  However, effective July 1, 2016 our DC Plan will become a contributory plan with optional employee contributions whereby the Company will contribute 5% and the employee can contribute up to 5%.

In 2015, the maximum annual contribution was $22,833.  Contributions are deposited to individual employee / member accounts and invested in accordance with their investment direction.  Account balances grow with investment earnings and contributions.  A member who leaves the Company prior to age 55 is eligible to transfer their account balance to a personal, locked-in account.  Members are eligible to retire after age 55.

The following table details the accumulated value of each NEO’s DC Plan contributions as at December 31, 2015:

Name	Accumulated Value at Start of year	Compensatory	Non-Compensatory	Accumulated Value at End of Year
	($)	($)	($)	($)
D.L. Farrell	235,646	22,833	614	259,093
D. Tremblay	23,518	22,833	5,590	51,941
B.M. Gellner	195,074	22,833	1,815	219,721
J.H. Kousinioris	55,613	22,833	25	78,470
W. Collins	22,483	22,833	-407	44,909

Supplemental Pension Plan - Defined Benefit Plan (“SPP”)

To compensate employees who are affected by the pension limits imposed under the Income Tax Act (Canada), and by the cap on pensionable earnings under the DC Plan, we have adopted an SPP.  The SPP is a non-contributory plan and is funded by the Company.

The SPP provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the average DC Plan pensionable earnings limit.  Final average pensionable earnings are calculated as the highest five-year average in the member’s last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service.  Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension.  Other retiring members receive a monthly pension that is reduced by 5/12 of 1% for each month that their early retirement date precedes their unreduced retirement date.  A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension.  Pensions are payable for the member’s lifetime, and at least 60 monthly payments are guaranteed.  Members may select an optional form of payment.  If the member is a U.S. tax payer, he or she is required to receive a committed value over a specific time frame.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension.  The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

73	TransAlta Corporation 2016 Management Proxy Circular

The following table details the estimated value to the NEOs under the SPP as of December 31, 2015, and shows our accrued obligation as of that date.

Name	Number of Years of Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year	Compensatory	Non- Compensatory	Accrued Obligation at End of Year
		At Year End	At Age 65

	(#)	($)	($)	($)	($)	($)	($)

D.L. Farrell	8.42	237,000	495,000	4,247,000	466,000	431,000	5,144,000
D. Tremblay	1.75	17,000	157,000	115,000	155,000	19,000	289,000
B.M. Gellner	7.33	76,000	207,000	1,136,000	184,000	94,000	1,414,000
J.H. Kousinioris	3.08	29,000	161,000	346,000	168,000	37,000	551,000
W. Collins	1.75	15,000	90,000	119,000	152,000	21,000	292,000

Assumptions:

•      An annual discount rate of 3.6% in measuring the accrued pension liability at December 31, 2015;

•      A rate of salary scale increase of 3% before taking into account the limits on final average earnings;

•      Assumed retirement rates reflecting TransAlta’s Pension Plan experience; and

•      A rate of escalation of DC earnings limits applied 2.5% used in determining final average pensionable earnings under the SPP.

Termination and Change of Control Benefits

Our NEOs are subject to the same terms and conditions as all other employees of the Company for voluntary termination, retirement or permanent disability, and termination for cause.  The terms are as follows:

Voluntary or Termination for Cause

In the event of termination for cause, an employee receives payment of any outstanding base pay and payment in lieu of any unused accrued vacation up to the last day of work.  No other compensation is paid.

Retirement or Permanent Disability or Death

In the event of retirement or permanent disability or death, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

•      Payment of AIC at target, prorated from the beginning of the year to the date of retirement, permanent disability or death;

•      Compensation in lieu of RSUs, pro-rated for the percentage of the grant period(s) elapsed between date of grant and date of retirement, permanent disability or death; and

•      Compensation in lieu of PSUs, pro-rated for the percentage of the grant period(s) elapsed between date of grant and date of retirement, permanent disability or death. PSUs will also be adjusted using the lower of target performance and estimated performance to the end of the quarter preceding the participant’s retirement, permanent disability or death.

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Executive Arrangements

In keeping with market practice for senior-level positions within the Comparator Group, we have entered into individual agreements with the NEOs which provide payments over and above our standard policies in the event of involuntary termination without cause and termination without cause in the event of a change of control.

Involuntary Termination without Cause

In the event of involuntary termination without cause, the following lump sum payments will be made to the executive instead of our standard policies:

•	An amount equal to 24 months of base salary for the CEO and 18 months for all other NEOs;
•	An amount equal to 24 months of AIC at target for the CEO and 18 months for all other NEOs;
•	Unvested MTIP units vest at 100% of target for the CEO, and unvested MTIP units for all other NEOs are subject to the plan provisions;
•	An amount equal to the grant of additional MTIP units for the year subsequent to termination;
•	An amount equal to 24 months of additional contributions to the Company’s DC Plan and the SPP for the CEO, and 18 months for all other NEOs;
•	Reimbursement of up to $10,000 for the CEO and up to $5,000 for all other NEOs for expenses incurred in obtaining financial or tax advice; and
•	Payment for outplacement services if requested.

Under the agreements, following an involuntary termination, the executive may not use or disclose any information about the Company that is confidential, without our consent except as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries’ employees, consultants, clients or customers.

The following table outlines the payments to each NEO upon involuntary termination as at December 31, 2015:

Name	Severance Period	Amount of Base Pay	Annual Incentive Calculated at Target	Benefits	Additional Pension Value	PSU Value	Other	Total
	(# of months)	($)	($)	($)	($) (1)	($) (2)	($) (3)	($)
D.L. Farrell	24	1,900,000	1,710,000	418,000	1,655,000	3,279,138	1,639,600	10,601,738
D. Tremblay	18	675,000	371,250	108,000	252,000	518,157	336,789	2,261,195
B.M. Gellner	18	750,000	412,500	120,000	347,000	849,165	465,710	2,944,375
J.H. Kousinioris	18	712,500	391,875	114,000	283,000	576,213	386,588	2,464,176
W. Collins	18	675,000	371,250	108,000	296,000	485,986	242,993	2,179,229
Total		4,712,500	3,256,875	868,000	2,833,000	5,708,658	3,071,680	20,450,713

Notes:

(1)	Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include the value of pensionable service credits for the severance period.
(2)

PSU values for all NEOs, with the exception of Mrs. Farrell, and as defined in the Share Unit Plan, have been prorated where appropriate to reflect the time in the plan. The amounts have been calculated using the closing price of the common shares of the Company on the TSX on December 31, 2015 (the last trading day of 2015) of $4.91.

(3)

Includes compensation in lieu of RSU plan participation. The amounts have been calculated using the closing price of the common shares of the Company on the TSX on December 31, 2015 (the last trading day of 2015) of $4.91.

75	TransAlta Corporation 2016 Management Proxy Circular

Termination in the Event of a Change of Control

Change of Control agreements are in place with each NEO.  The agreements incorporate a “double trigger” whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the NEO will have the right to receive the equivalent of 24 months of compensation.  This agreement applies to all NEOs and is designed to compensate the individuals as they would be compensated at common-law upon a termination of employment without cause. The agreements provide the following:

•                  An amount equal to 24 months of base salary for all NEOs;

•                  An amount equal to 24 months of AIC at target for all NEOs;

•                  Unvested MTIP units vest at 100% of target for all NEOs;

•                  An amount equal to the grant of additional MTIP units for the year subsequent to termination;

•                  An amount equal to 24 months of additional contributions to the Company’s DC Plan and SPP for all NEOs;

•                  Reimbursement of up to $10,000 for expenses incurred in obtaining financial or tax advice; and

•                  Payment for outplacement services if requested.

Under the agreements, following termination due to a change of control, the NEO may not use or disclose any information about the Company that is confidential, except with our consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries’ employees, consultants, clients or customers.

The following table outlines the payments to each NEO upon a change of control and termination of employment or constructive dismissal as at December 31, 2015:

Name	Severance Period	Amount of Base Pay	Annual Incentive Calculated at Target	Benefits	Additional Pension Value	PSU Value	Other	Total
	(# of months)	($)	($)	($)	($) (1)	($) (2)	($) (3)	($)
D.L. Farrell	24	1,900,000	1,710,000	418,000	1,655,000	2,704,365	1,639,600	10,026,965
D. Tremblay	24	900,000	495,000	144,000	337,000	686,236	431,929	2,994,165
B.M. Gellner	24	1,000,000	550,000	160,000	451,000	1,132,195	882,240	4,175,435
J.H. Kousinioris	24	950,000	522,500	152,000	382,000	768,266	564,260	3,339,027
W. Collins	24	900,000	495,000	144,000	396,000	645,756	322,878	2,903,633
Total		5,650,000	3,772,500	1,018,000	3,221,000	5,936,818	3,840,907	23,439,225

Notes:

(1)	Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include the value of additional pensionable service credits for the severance period.
(2)

PSU values for all NEOs have been calculated based on the terms of their executive Change in Control agreements. The amounts have been calculated using the closing price of the common shares of the Company on the TSX on December 31, 2015 (the last trading day of 2015) of $4.91.

(3)

Includes compensation in lieu of RSU plan participation. The amounts have been calculated using the closing price of the common shares of the Company on the TSX on December 31, 2015 (the last trading day of 2015) of $4.91.

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Employee Share Option Plan

We have an employee share option plan that provides for grants of options to employees from time to time.  Directors do not participate in this plan and in 2016 option awards were made to executives as part of the Company’s revised long-term incentive strategy.  The options granted in 2016 will cliff vest after three years and expire after seven years. The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the plan, which will not exceed the maximum number of shares the Company has allocated under the plan.

Options are granted to employees in Canada and the U.S. and are priced in accordance with the provisions of the plan in the currency where the employee resides.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options; to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier.  In the case of retirement, the employee may continue to exercise any outstanding options; to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

There were no options exercised in 2015.

Equity Compensation Plan Information as at December 31, 2015

At December 31, 2015, there were 1.06 million options to purchase shares outstanding, all of which were exercisable as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders

Share Option Plan	1.06 million(1)	$21.45(2)	11.79 million(3)

Total	1.06 million		11.79 million(3)

Notes:

(1)                Outstanding under the Option Plan for both Canadian and U.S. participants.

(2)                Weighted-average exercise price of shares outstanding under the Share Option Plan.

(3)                This includes shares reserved under the retired PSOP.

Employee Share Purchase Plan

In April 2000 we implemented an Employee Share Purchase Plan (“ESPP”), which provides an interest-free loan for employees to purchase common shares of the Company on the open market.  Senior management, including the executive team, is not eligible to participate in this plan.  Loans provided to employees under this plan cannot exceed 30% of their annual base salary.  In the case of a termination of employment, the employee has sixty days to settle his/her account.  As at December 31, 2015, 1.507 million shares had been purchased by employees under this plan.

The plan was cancelled by the Company effective January 1, 2016.

Loans to Directors and Officers

We do not make loans to our directors and officers.  Therefore, no loans were outstanding to our directors and officers in 2015.

77	TransAlta Corporation 2016 Management Proxy Circular

Directors and Officers Insurance

We have directors and officers liability insurance, with an annual aggregate policy limit of US$150 million for all directors and officers of the Company and its subsidiaries.  In 2015, the annual cost of this coverage was approximately US$646,855 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  We are reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

Director Approval

The contents of the Proxy Circular and the sending thereof to each Shareholder, whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta March 10, 2016	John Kousinioris Chief Legal and Compliance Officer and Corporate Secretary

TransAlta Corporation 2016 Management Proxy Circular	78

APPENDIX “A”
CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE — FORM 58-101F1

1(a)	Identity of directors who are independent (all except for President and CEO)	Majority 8 of 9
1(b)	Identity of non-independent directors	President and CEO
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our President and CEO, none involving compensation committees)	See table on page 33
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent chair of the board	Yes
1(g)	Attendance record for each director	See table on page 20
2	Disclose text of board’s written mandate	Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes
4(b)	Continuing education program for directors	Yes
5(a)	Written code of conduct for directors, officers and employees	Yes
5(b)	Board ensures directors exercise independent judgment	Yes
5(c)	Board promotes a culture of ethical business conduct	Yes
6(a)	Board has process to identify new candidates for board nomination	Yes
6(b)	Nominating committee composed of entirely independent directors	Yes
6(c)	Describe responsibilities, powers and operation of nominating committee	See GEC on page 39
7(a)	Process by which board determines compensation for directors and officers	See page 43
7(b)	Compensation committee composed of entirely independent directors	Yes
7(c)	Describe responsibilities, powers and operation of compensation committee	See HRC on page 41
7(d)	Identify advisors retained to assist in determining compensation for directors or officers and summarize mandate for which they were retained and nature of any other work requested	See page 58
8	Identify standing committees other than audit, compensation and nominating and describe their function	None

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9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 35
10

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal

See page 21
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 32
12

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board

See page 32
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 32
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 32
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 32
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 32
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 32

NEW YORK STOCK EXCHANGE — SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta’s corporate governance practices do not differ from those of the NYSE.

TransAlta Corporation 2015 Management Proxy Circular	A-2

APPENDIX “B”
GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.                                   INTRODUCTION

The Board of Directors (the “Board”) is responsible for overseeing the management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”).  The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders.  Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO (the “CEO”) and the senior management team the day-to-day leadership and management of the Company.  The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.                                   BOARD ORGANIZATION AND MEMBERSHIP

1)                                     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO.  The Chair is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected to the Board annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)                                     Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, its committees, the CEO and the Company generally.

3)                                     Size of the Board

It is the view of the Board that 8 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)                                     Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.  The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

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5)                                     Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  Directors stand for election each year at the annual meeting of shareholders.  Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders’ meeting.  The resignation will be effective when accepted by the Board.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

6)                                     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background.  Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company.  The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company.  This information is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election.  The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings.

7)                                     Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company.

8)                                     New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours.    A comprehensive director’s manual is also provided to each new director.  The orientation of each new director is tailored to that director’s individual needs and areas of interest.  Specialized and independent training is also available from professional organizations if required or requested.

9)                                     Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place.  The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

TransAlta Corporation 2015 Management Proxy Circular	B-2

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s facilities and suppliers and participate in management presentations on the operations of different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

10)                              Retirement Age, Tenure and Succession

The retirement age for Board directors is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors appointed to the Board.  The Board may, at its discretion, extend the term of a director beyond the limitations provided if it is deemed that the Company and the Board would benefit from the continued service of the director.

The Committee reviews annually the retirement dates of directors.  In this review, the Committee considers the size and composition of the Board and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors, the need for continuity on the Board balanced against the need for new skills to address the direction of the Company.

11)                              Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada.  The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders.  A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company.  The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.                                   BOARD MEETINGS AND MATERIALS

1)                                     Agendas and Materials

The Chair and the CEO, together with the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting.  Any Board member may suggest the inclusion of additional items on the agenda.

2)                                     Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)                                     Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

B-3	TransAlta Corporation 2016 Management Proxy Circular

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting.  The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

D.                                   COMMITTEE ORGANIZATION AND MEETINGS

1)                                     Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit and Risk, Human Resources and Governance and Environment.  The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)                                     Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3)                                     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee’s Charter) of committee meetings.  The Audit and Risk Committee meets at least quarterly.  Each committee reports to the Board with respect to the proceedings of its meetings.  The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)                                     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Chief Legal and Compliance Officer and Corporate Secretary or Assistant Corporate Secretary, develops the committee’s agendas.  Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

E.                                   BOARD AND MANAGEMENT RESPONSIBILITIES

1)                                     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)                                     Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the CEO and HRC, the appointment of those officers that report directly to the CEO.

3)                                     Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board.  The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board.  The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

TransAlta Corporation 2015 Management Proxy Circular	B-4

4)                                     Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan.  It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)                                     Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to management’s authority and also delineates the areas of responsibility that require the involvement of the Board.  Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)                                     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and succession planning to the HRC.  The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The HRC reviews and approves management’s succession plans and reports to the Board on these plans as required but at least annually.

7)                                     Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)                                         Enterprise Risk Management

The Board has delegated to the Audit and Risk Committee (the “ARC”) the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks.  These are construed within the risk appetite approved by the Board.  Management reviews quarterly with the ARC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable.  The ARC reports to the Board quarterly on this review.  The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii)                                      Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation.  Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable.  The Board has adopted a clawback policy to deter inappropriate risk-taking activities.  The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8)                                     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.  The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy

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marketing.  The Board, through the ARC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9)                                     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Chief Legal Officer, Corporate Secretary or Assistant Corporate Secretary before trading in TransAlta securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a disclosure policy which addresses the timely dissemination of all material information.  The policy also prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the chair of the ARC review and approve the release of financial information derived from the Company’s financial statements.  This policy is reviewed annually by the ARC and reported to the Board.

10)                              Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair.  The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.                                    EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)                                     Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)                                     Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for completion on an anonymous basis.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

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G.                                  COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS

1)                                     Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)                                     Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board through the use of a confidential Help Line or by writing directly to the Board.  The contact information for communicating with the Board is published annually in the Company’s annual report.  Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company. Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person. TransAlta has also retained the services of Kingsdale Shareholder Services, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.

They may be reached at:

Phone:                                              North American Toll Free: 1.877.659.1820
Outside North America, Banks and Brokers Call Collect: 416.867.2272

Email:                                                   contactus@kingsdaleshareholder.com
Facsimile:                            416.867.2271 or 1.866.545.5580 (toll free)

TransAlta Corporation 110 - 12th Avenue SW Box 1900, Station “M” Calgary, Alberta Canada T2P 2M1 403.267.7110 www.transalta.com